UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Los Pinos Ranch Vineyards, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Texas

Date of organization
August 26, 2005

Physical address of issuer
658 County Road 1334, Pittsburg, TX 75686

Website of issuer
lospinosranchvineyards.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036

Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.0% of the amount raised.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The First Democracy VC, the Intermediary, will be entitled to receive a number of units of Series A Preferred Membership Interest of the issuer that is equal to two percent (2%) of the total number of units of Series A Preferred Membership Interest sold by the issuer in in the Offering.

Type of security offered
Series A Preferred Membership Interest

Target number of Securities to be offered
50,000 units of Series A Preferred Membership Interest

Price (or method for determining price)
$1.00 per unit

Target offering amount
$50,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company’s discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
April 17, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
30

Summary financial information is provided below for calendar 2017 (most recent fiscal year end) and 2016 (prior fiscal year end).

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,200,349.42	$875,889.38
Cash & Cash Equivalents	-$21,862.48	$4,712.25
Accounts Receivable	$39,550.47	$52,242.92
Short-term Debt	$298,932.20	$65,871.53
Long-term Debt	$1,404,657.10	$1,418,046.21
Revenues/Sales	$2,232,388.52	$2,043,189.97
Cost of Goods Sold	$850,078.89	$673,749.47
Taxes Paid	$118,689.61	$113,964.52
Net Income	-$113,085.06	-$90,361.20

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 5, 2018

FORM C

Up to $107,000.00

Los Pinos Ranch Vineyards, LLC

Units of Series A Preferred Membership Interest

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Los Pinos Ranch Vineyards, LLC, a Texas Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in units (the "Units") of Series A Preferred Membership Interest of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein collectively as "Purchasers, or individually as a "Purchaser." The Company intends to raise at least $50,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (the "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities.*" In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive The First Democracy VC, the Intermediary, will receive a number of units of Series A Preferred Membership Interest of the issuer that is equal to 2% (two percent) of the total number of units of Series A Preferred Membership Interest sold by the issuer in in the Offering.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500	$46,500
Aggregate Maximum Offering Amount	$107,000.00	$7,490	$99,510

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) The Intermediary, will receive cash fee consisting of a 7% (seven percent) commission. In addition, the Intermediary will be entitled to receive a number of Units of Series A Preferred Membership Interest of the issuer that is equal to 2% (two percent) of the total number of Units of Series A Preferred Membership Interest sold by the issuer in in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at lospinosranchvineyards.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is March 5, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF

REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many

of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year.

Once posted, the annual report may be found on the Company's website at: lospinosranchvineyards.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

Exhibits

This Form C is supplemented by the Company's unaudited financial statements attached as Exhibit A, the Company Summary attached as Exhibit B, the Subscription Agreement attached as Exhibit C, the Amendment to the Amended and Restated Regulations of the Company attached as Exhibit D, the Series A Preferred Membership Interests Term Sheet and Investment Agreement attached as Exhibit E, and the Company Pitch Deck attached as Exhibit F.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Los Pinos Ranch Vineyards, LLC (the "Company") is a Texas Limited Liability Company, formed on August 26, 2005.

The Company is located at 658 County Road 1334, Pittsburg, TX 75686.

The Company's website is lospinosranchvineyards.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

We are a destination winery located two hours East of Dallas, Texas. We own a 40-acre estate nested in the piney woods of East Texas. We offer wine tastings, tours, a full restaurant, and cottages for rental. We have award-winning dry and sweet wines that have won over 150 awards for quality.

The Offering

Minimum number of Units of Series A Preferred Membership Interest being offered	50,000
Total number of Units of Series A Preferred Membership Interest outstanding after Offering (if minimum amount reached)	50,000
Maximum number of Units of Series A Preferred Membership Interest	107,000
Total number of Units of Series A Preferred Membership Interest outstanding after Offering (if maximum amount reached)	107,000
Purchase price per Security	$1.00 per Unit
Minimum investment amount per investor	$100.00
Offering deadline	April 17, 2018
Use of proceeds	See the description of the use of proceeds on page 19 hereof.
Voting Rights	See the description of the voting rights on page 22 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our wines. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

The development and commercialization of our wines is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include Texas and California wineries. Many of our competitors have significantly greater financial, technical and human resources than we have and superior

expertise in research and development and marketing their wines and thus may be better equipped than us to develop and commercialize their products.

Production Quality plays an essential role in determining and meeting customer requirements, preventing tainting, and improving the Company's products.
Our future success depends on our ability to maintain and continuously improve our quality. An inability to address a quality issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We use a third party to maintain secure information of our wine club members. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, which could adversely affect our business.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Matthew Lipton (our President), Arnulfo Perez (our wine maker), and Gerald Jones (our sales director). The loss of any of these individuals could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Matthew Lipton, Arnulfo Perez and Gerald Jones in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if one or more of these individuals were to die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We are dependent on third-party suppliers for natural ingredients exposes us to weather and crop reliability.
We purchase the raw materials used in the production of our wines from a number of domestic third-party grape suppliers. The demand for grapes grown in the United States has increased due to the success and growth of the wine industry. The industry has faced grape shortages in the past, and our industry could face shortages again in the future. In addition, many outside factors, including weather conditions, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the grape crop each year, and significant failure of a crop would adversely affect our costs.

We are heavily dependent on our distributors.
We sell wine to independent distributors for distribution to on-premise locations such as bars, restaurants and sports venues, and for distribution to off-premise retail locations such as grocery, liquor and specialty stores. Although we currently have wholesale distributor relationships, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Our distributors often represent competing wines, as well as national brands, and are to varying degrees influenced by their continued business relationships with other wineries. Our independent distributors may be influenced by a large winery, particularly if they rely on that winery for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.
Under most of these state laws, distribution agreements for beer can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the

distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing winery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the beer distribution industry, which could adversely affect the financial stability of distributors on which we rely.

We are subject to governmental regulations affecting our winery and tasting room.
Federal, state and local laws and regulations govern the production and distribution of wine, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our winery, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting room and kitchen are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting rooms and kitchens, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our wines that have the potential to provide incremental sales growth rather than reduce distributors' existing sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

Reductions in sales of our wines will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

- the introduction of competitive products;
- changes in consumer preferences;
- changes in consumer perception regarding the healthfulness of our products;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding our brand;
- the price of our products relative to other competing products;

• any changes in government policies and practices related to our products, labeling and markets; and
• regulatory developments affecting the manufacturing, labeling, marketing or use of our products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

Risks Related to the Securities

The Series A Preferred Membership Interest Units will not be freely tradable until one year from the initial purchase date. Although the Series A Preferred Membership Interest Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A Preferred Membership Interest Units. Because the Series A Preferred Membership Interest Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series A Preferred Membership Interest Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series A Preferred Membership Interest Units may also adversely affect the price that you might be able to obtain for the Series A Preferred Membership Interest Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at

a disadvantage in general and with respect to other security holders. Purchasers who purchase more than $50,000.00 of the Series A Preferred Membership Interests will receive certain additional limited information rights.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 65.1% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Texas law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the units of preferred membership interest will be subject to dilution.
Owners of the Series A Preferred Membership Interests will not have preemptive rights. If the Company conducts subsequent Offerings of preferred membership interests or Securities convertible into preferred membership interests, issues units pursuant to a compensation or distribution reinvestment plan or otherwise issues additional units, investors who purchase units in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding units. Furthermore, shareholders may experience a dilution in the value of their units depending on the terms and pricing of any future membership interest issuances (including the units being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial

condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Units of Series A Preferred Membership Interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
We are a destination winery located two hours East of Dallas, Texas. We own a 40-acre estate nested in the piney woods of East Texas. We offer wine tastings, tours, a full restaurant, and cottages for rental. We have award-winning dry and sweet wines that have won over 150 awards for quality.

Los Pinos' business strategy leverages its unique ability to grow and procure quality grapes and, in turn, to create multiple types of high-quality wines to please most palates, at price points that appeal to a wide spectrum of consumers. Most of the wines cost between $15 and $28 per bottle.

Los Pinos' wines are sold through three primary channels:

1) Retail outlets via its large national distributor
2) Direct-to-consumer via its website and restaurant/gift shop
3) Wine club

Los Pinos also offers wine tastings, tours, a full restaurant, and cottages for rental on site.

The Vineyard & Winery
Los Pinos has approximately 13 acres of vines planted at its East Texas vineyard. These grapes are used to make many of its sweet wines. There are two primary varietals on the property – Black Spanish and Blanc Du Bois. With its 2017 harvest, including grapes grown under contracts with its west Texas third-party, independent growers, Los Pinos processed approximately 175 tons of grapes. Los Pinos has the capacity to produce substantially more wine volume with additional grapes, equipment, tanks, and barrels.

The Wines
Los Pinos specializes in crafting wines made from predominately Italian and Spanish varietals grown both at the Los Pinos vineyards estate in east Texas and at several vineyards in the Texas High Plains. The east Texas vineyard is on the Los Pinos estate; those in the Texas High Plains provide grapes under long-term contracts with Los Pinos. On the dry wine front, Los Pinos offers traditional varietals such as Cabernet, Sangiovese, Pinot Noir, and Chardonnay. There are also several blended wine offerings. In addition, Los Pinos offers several whimsical sweet wines (white, blush, and red) and dessert wines.

The Restaurant
The Fork and Spoon restaurant offers indoor/outdoor seating for up to 180 people. Los Pinos has additional capacity in its barrel room for diners and/or special events. The restaurant offers a seasonal menu and supports local farmers and purveyors whenever possible.

The Wine Club
The La Famiglia Wine Club enables its members to sample different wines throughout the year while enjoying discounts and special events exclusive to members. Members will also receive notification of new releases, awards, and upcoming events. Members may also receive wines not available to non-club members.

Business Plan
The Company is committed to providing quality Texas wines to the market. The Company's business strategy leverages its unique ability to grow or procure quality grapes and in turn create multiple high-quality varietals. We produce high quality wines at price points that appeal to a wide spectrum of consumers. We will continue to grow through relationships with recognized distributors and direct to consumer retail efforts that may be enhanced by the development of off-site tasting rooms. We will also seek to make strategic acquisitions of wineries that can add other varietals to our wine catalogue. Finally, we will continue to operate our award-winning restaurant and perhaps build similar concepts at other wineries we acquire. If this offering is successful, we will attempt to raise additional capital using this platform in order to expedite our growth through acquisition model.

The Company's Products and/or Services

Product / Service	Description	Current Market
Winery	Dry and sweet wines	Retail and direct to consumer

Founded in 2000, Los Pinos Ranch Vineyards is a destination winery located two hours east of Dallas. The 40-acre estate is nestled in the Piney Woods of East Texas and offers tastings, tours, a full-service restaurant, live jazz, and Tuscan cottages for overnight rental. Los Pinos offers a wide selection of award-winning dry wines produced from its Texas High Plains vineyards as well as fun, whimsical sweet wines from its estate vineyards. These award-winning wines complement the picturesque setting and cuisine that guests will find upon visiting. Los Pinos wines are also in wide retail distribution, available in over 600 locations.

We distribute through a third-party distributor and on-line/on-premise direct to consumer.

Competition
The Company's primary competitors are Texas wineries such as Llano, Becker and Messina Hoff.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. Principal competitive factors important to the Company include price, quality, and varietal favor.

Customer Base
Our customers are travel centers, grocery stores, liquor stores, and individual consumers.

Intellectual Property
The Company is dependent on the following intellectual property: None.

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Permit Number	Grant Date
Winery	Texas Alcoholic Beverage Commission	winery permit	G631574	June 2006[1]

We are subject to extensive federal and state laws and regulations. Activities of wineries are subject to review of the Texas Alcoholic Beverage Commission, or the TABC. Such laws and regulations are subject to change from time to time. We are subject an annual review and our licenses may be revoked or suspended for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

[1] In June of 2002 Los Pinos originally was issued permit number G516468 as a sole proprietorship. When the limited liability company was formed the new permit was issued in its name.

Litigation
None

Other
The Company's principal address is 658 County Road 1334, Pittsburg, TX 75686

The Company has no additional addresses.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500	7.00%	$7,490
Equipment Purchases	93.00%	$46,500	93.00%	$99,510
Total	**100.00%**	**$50,000**	**100.00%**	**$107,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company may alter the use of proceeds at its discretion.

EXECUTIVE MANAGERS, OFFICERS AND KEY EMPLOYEES

Executive Managers and Officers
The Executive Managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Matthew Lipton

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Executive Manager and CEO, December 1, 2016 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Private law practice 1991 – Present

Name
Dana Pool

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Executive Manager, CFO December 2016 – Present; CEO May 2013 – December 1, 2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Executive Manager, CFO December 2016 – Present; CEO May 2013 – December 1, 2016

Name
Gerald Jones

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Executive Manager and Director of Sales – June 2008 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Executive Manager and Director of Sales – June 2008 – Present

---

Name
Perry Wilson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Executive Manager, December 2017 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Technology Sales – F5 Networks December 2014 – December 2017

Key Employees

Lesa Jones - Director of Marketing; Wine Club Director

Andrea Taylor – Director of Events; Front of House Manager

Stephen Hanson – Executive Chef

Arnulfo Peres – Winemaker and Vineyard Manager

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Executive Managers
Incurrence of indebtedness	A vote of 2/3rds of the Membership Interests
Sale of substantially all of the property, interests or assets of the Company	A vote of 2/3rds of the Membership Interests
Determination of the budget	Executive Managers
Determination of business strategy	Executive Managers
Dissolution of liquidation of the Company	A vote of 2/3rds of the Membership Interests

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 30 employees in Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding equity securities:

Type of security	LLC Common Membership Interests
Amount outstanding	5,000,000 Units of Common Membership Interest
Voting Rights	One vote per Unit
Anti-Dilution Rights	N/A

How this Security may limit, dilute or qualify the Series A Membership Interests issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company has the following debt outstanding:

All debt is summarized in Attachment A.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $5,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Dana Pool	32.5%
Perry and Diane Wilson	32.6%

Following the Offering, the Purchasers will own 1% of the Company if the Minimum Amount is raised and 2.1% if the Maximum Amount is raised, assuming no conversion of the Series A Preferred Membership Interests.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Unaudited financial statements are attached hereto as Exhibit A.

Recent Tax Return Information for Year Ended December 31, 2017

Total Income	Net Income	Total Tax
$2,232,388.52	-$113,085.06	$118,689.61

Operations
In 2017, Los Pinos generated nearly $2.2 million in revenue. The majority of revenue was generated from wine sales (~$1.49 million). In 2016, the company generated over $2.0 million in revenue.

In 2017, Los Pinos' expenses totaled over $2.4 million. Operating expenses were ~$1.6 million and cost of goods sold were ~$850,000. In 2016, expenses totaled over $2.1 million; operating expenses were ~$1.4 million and cost of goods sold were ~$670,000.

In 2017, Los Pinos had a net loss of roughly $113,000, compared to a net loss of approximately $90,000 in 2016.

Liquidity and Capital Resources
We intend to purchase some equipment that will allow us to expand our production capacity. We also plan to leverage any liquid cash with our vendors, in an attempt to negotiate reduced pricing on our consumable supplies.

The additional equipment and liquid cash will allow us to offer increased production at decreased prices, resulting in better margins.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company intends to make the following material capital expenditures in the future:
The equipment required is production equipment. We require a sorting table, a steamer, a pump and a new sprayer for the vines.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The unaudited financial statements are an important part of this Form C and should be reviewed in their entirety. The unaudited financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 107,000 Units of Series A Preferred Membership Interest for up to $107,000.00. The Company is attempting to raise a minimum amount of $50,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 17, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering,

investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount, so long as the Offering has been open for at least 21 days, and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has been set at $1.00 per Unit of Series A Preferred Membership Interest. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
7.0% of the amount raised.

Stock, Warrants and Other Compensation
First Democracy VC, the Intermediary, will receive a number of Units of Series A Preferred Membership Interest of the issuer that is equal to 2% (two percent) of the total number of Units of Series A Preferred Membership Interest sold by the issuer in in the Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is Securities Transfer Corporation.

The Securities
We request that you please review our organizational documents attached hereto as Exhibit D in conjunction with the following summary information.

Units of Series A Preferred Membership Interest
The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Units of Series A Preferred Membership Interest. An ownership interest of a pre-existing Member of the Company is referred to as a "Common Membership Interest."

Voting Rights
The Series A Preferred Membership Interests shall be voting in accordance with their Membership Interest percentage. By signing the subscription agreement for purchase of Units of Series A Membership Interest, each Purchaser appoints Democracy VC Partners LLC as the sole and exclusive attorney and proxy of the Purchaser, with full power of substitution and resubstitution, to vote and exercise all rights (to the fullest extent that the Purchaser is entitled to do so) with respect to all of the Units of Series A Membership Interests of the Company purchased by the Purchaser.

The Series A Preferred Membership Interests vote together with the Common Membership Interests on all matters on an as-converted, one vote per Unit basis.

Preferred Return (Dividends)
Holders of Series A Preferred Membership Interests shall be entitled to receive annual dividends accruing at a rate of three percent (3%) of the Original Issue Price paid for the Series A Membership Interests. On an annual basis, beginning in January 2019, at the sole discretion of the Executive Managers of the Company, such preferred return payments shall be distributed to the holders of Units of Series A Preferred Membership Interest. For any calendar year, the Company need not make preference payments to the extent that the cash is required for a reasonable working capital reserve for the Company, the amount of reasonable working capital reserve to be determined at the sole discretion of the Executive Managers of the Company.

Conversion
Any holder of Units Series A Preferred Membership Interest shall have the right, at such holder's option, at any time and from time to time beginning on the 12-month anniversary of the date of issuance, to convert all or any portion of the Units of Series A Preferred Membership Interest held by such holder into a corresponding number of Units of Common Membership Interest, at a value of $1.00 per Unit (subject to proportional adjustments for Unit dividends, splits, reclassifications, combinations or similar transactions), by providing the Company with written notice of such conversion. A conversion of Units of Series A Preferred Membership Interest shall be effective as of the close of business on the second business day after the Company's receipt of the conversion notice.

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales

Payments to Holders of Preferred Membership Interest In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Membership Interests by reason of their ownership thereof, the holders of Units of Series A Preferred Membership Interest then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its Membership Interest holders, an amount per share equal to the Original Issue Price (as defined below) for such Unit of Series A Preferred Membership Interest, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Company, the funds and assets available for distribution to the Membership Interest holders of the Company shall be insufficient to pay the holders of Units of Series A Preferred Membership Interest the full amount to which they are entitled, the holders of Units of Series A Preferred Membership Interest shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the Units of Series A Preferred Membership Interest held by them upon such distribution if all amounts payable on or with respect to such Units were paid in full. The "Original Issue Price" shall mean $1.00 per Unit for the Series A Preferred Membership Interests (subject to proportional adjustments for Unit dividends, splits, reclassifications, combinations or similar transactions).

Payments to Holders of Common Membership Interests In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Company, after the payment of all preferential amounts required to be paid to the holders of Units of Preferred Membership Interest, the remaining funds and assets available for distribution to the Membership Interest holders of the Company shall be distributed among the holders of Units of Common Membership Interest, pro rata based on the number of Units of Common Membership Interest held by each such holder.

Deemed Liquidation Events

Definition Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding Preferred Membership Interests (voting as a single class on an as-converted basis), the "Requisite Holders", elect otherwise by written notice sent to the Company at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Company is a constituent party or (ii) a subsidiary of the Company is a constituent party and the Company issues Membership Interests pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the Membership Interests of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that all Units of Membership Interest issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Membership Interests outstanding immediately prior to such merger

or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding Membership Interest are converted or exchanged; or

(b) the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or, if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company, except where such sale, lease, transfer or other disposition is to the Company or one or more wholly owned subsidiaries of the Company.

Allocation of Escrow In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the Membership Interest holders of the Company is placed into escrow, the definitive agreement for such transaction shall provide that the portion of such consideration that is placed in escrow shall be allocated among the holders of capital Membership Interests of the Company according to the preferences and order of payment set forth above.

Amount Deemed Paid or Distributed The funds and assets deemed paid or distributed to the holders of Membership Interest of the Company upon any such merger, consolidation, sale, transfer or other disposition shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Company or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Executive Managers of the Company.

Information and Participation Rights

Purchasers who invest no less than $50,000 of Units of Series A Preferred Membership Interests ("Major Purchasers") will have rights to receive the following information:

a. unaudited annual financial statements within 120 days following each year-end;
b. unaudited quarterly financial statements within 90 days following each quarter-end; and
c. unaudited monthly financial statements within 45 days of each month-end.

The information rights will terminate upon an initial public offering by the Company. Major Purchasers entitled to information rights pursuant to this provision shall be required to maintain the confidentiality of any and all information they received in connection with these information rights disclosures. Major Purchasers, for so long as they hold that number of Units of Series A Preferred Membership Interests that would qualify them as Major Purchasers, also will have the right to participate on a pro rata basis in subsequent issuances of the Company's equity securities.

Reservation of Rights

Except as expressly set forth above, Holders of Units of Series A Preferred Membership Interest shall not be entitled to any other rights in the Company including, but not limited to, cash flow distributions, and allocations of profits or income (or losses and deductions).

At the initial closing of this Offering (if the minimum amount is sold), we will have 5,000,000 Units of Common Membership Interest and 50,000 Units of Series A Preferred Membership Interest outstanding.

The Securities are not callable by the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Units of Series A Preferred Membership Interest.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence.

Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Dana Pool
Relationship to the Company	CFO, Executive Manager and Member
Total amount of money involved	Original Balance $233,400; current balance $178,573.26
Benefits or compensation received by related person	Salary
Benefits or compensation received by Company	Zero interest loan; flexible payment terms
Description of the transaction	Ms. Pool made the Company a loan to support the repurchase of a departing member's interests and to support operating expenses

Related Person/Entity	Perry Wilson
Relationship to the Company	Executive Manager, Member and Salesperson
Total amount of money involved	Original balance $141, 277.00; current balance $126,738.68
Benefits or compensation received by related person	salary

Benefits or compensation received by Company	5% interest; flexible payment terms
Description of the transaction	Mr. Wilson made the Company a loan to support the repurchase of a departing member's interests and to support operating expenses

Related Person/Entity	David and Karen Neeley
Relationship to the Company	Members
Total amount of money involved	$46,800
Benefits or compensation received by related person	none
Benefits or compensation received by Company	0% interest loan; no payments for 3 years
Description of the transaction	The Neeley's loaned the Company money to allow it to build and open our gift shop/tasting room

Related Person/Entity	Enam and Karen Chowdhury
Relationship to the Company	Members
Total amount of money involved	$6,000
Benefits or compensation received by related person	none
Benefits or compensation received by Company	0% interest; flexible payment terms
Description of the transaction	The Chowdhury's personally purchased items to support the Company's business

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

None.

OTHER INFORMATION

None.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached unaudited financial statements are true and complete in all material respects.

/s/Matthew Lipton
(Signature)

Matthew Lipton
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Matthew Lipton
(Signature)

Matthew Lipton
(Name)

Chief Executive Officer
(Title)

March 5, 2018
(Date)

ATTACHMENTS
Attachment A – Schedule of Outstanding Debt

EXHIBITS

Exhibit A	Unaudited Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Organizational Documents
Exhibit E	Series A Preferred Membership Interests Term Sheet and Investment Agreement
Exhibit F	Pitch Deck

ATTACHMENT A

Schedule of Outstanding Debt

Los Pinos Ranch Vineyards

Notes Payable

TYPE OF DEBT	CREDITOR NAME	MONTHLY PAYMENT AMOUNT	AMOUNT OUTSTANDING (1/31/18)	INITIAL FACE AMOUNT	PAYMENT TERMS	INTEREST RATE	INCEPTION DATE	MATURITY DATE	COLLATERAL
2301 · SBA Loan	**Greater East TX CDC-Wells Fargo**	$ 2,058.37	$ 232,720.52	$ 276,000.00	20 years; montly payments	3.44%	Sep-13	Nov-33	Lien on assets, personal guarantees
									Lien on assets, personal guarantees
2305 · ASB Expansion Loan	**American State Bank-Tyler, TX**	$ 2,666.72	$ 325,269.14	$ 379,830.00	120 months; monthly payments	6.75%	Jan-13	Jan-23	
2316 · Kubota	**Kubota Credit**	$ 555.05	$ 28,252.07	$ 33,303.02	60 Months; monthly payments	0.00%	Mar-17	Apr-22	Personal guarantee
2319 · Ford Motor Credit - Van	**Ford Motor Credit**	$ 388.23	$ 11,582.49	$ 21,660.00	60 Months; monthly payments	2.90%	Aug-15	Aug-20	
2355 · ASB - RLOC	**American State Bank-Tyler, TX**	varies	$ 455,000.00	$ 455,000.00	Annual renewal. Monthly payments	6.25%	2013 - 2017	annual renewal	Lien on assets, personal guarantees

EXHIBIT A

Unaudited Financial Statements

3:10 PM

02/28/18

Accrual Basis

Los Pinos Ranch Vineyards LLC
Balance Sheet
As of December 31, 2017

	Dec 31, 17	Dec 31, 16
ASSETS		
Current Assets		
Checking/Savings		
1000 · ASB - Checking	-23,696.30	1,104.92
1008 · Cypress Bank	43.82	1,315.00
1013 · Capitol One	0.00	250.00
1011 · Cash Drawers & Petty Cash	1,790.00	2,042.33
Total Checking/Savings	-21,862.48	4,712.25
Accounts Receivable		
1200 · ACCOUNTS RECEIVABLE	39,550.47	52,242.92
Total Accounts Receivable	39,550.47	52,242.92
Other Current Assets		
1120 · Inventory Asset		
1125 · Bulk / Barrel Inventory	209,980.59	220,799.94
1130 · Bottled Inventory	226,194.00	181,179.14
1140 · Bottle Packaging	38,097.93	3,110.36
1145 · Shipping	4,909.78	8,633.67
1150 · Gift Items	6,206.79	4,877.20
Total 1120 · Inventory Asset	485,389.09	418,600.31
1500 · *UNDEPOSITED FUNDS	0.00	1,284.10
Total Other Current Assets	485,389.09	419,884.41
Total Current Assets	503,077.08	476,839.58
Fixed Assets		
1800 · FIXED ASSETS		
1810 · Vehicles	36,500.00	36,500.00
1820 · Winery Equip & Tools	545,321.86	531,427.88
1825 · Winery Kitchen Equipment	150,110.36	130,987.00
1830 · Office Equipment	22,165.31	19,818.54
1835 · Buildings/Land	541,484.00	273,328.00
1837 · Construction in Progress	7,835.85	50,282.46
1840 · Furniture & Fixt	13,342.44	9,975.42
1850 · Cottages	23,855.17	23,376.17
1870 · Agriculture Equipment	123,800.02	90,497.00
1880 · Good Will	57,493.33	57,493.33
1900 · Accumulated Depreciation	-820,803.00	-820,803.00
1901 · Accumulated Amortization	-3,833.00	-3,833.00
Total 1800 · FIXED ASSETS	697,272.34	399,049.80
Total Fixed Assets	697,272.34	399,049.80
TOTAL ASSETS	**1,200,349.42**	**875,889.38**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 · ACCOUNTS PAYABLE	263,228.15	33,360.65
Total Accounts Payable	263,228.15	33,360.65
Other Current Liabilities		
2100 · Payroll Liabilities	496.15	7,354.73
2199 · Tips to be paid	127.66	1,114.70
2200 · Sales Tax Payable	9,455.16	9,412.55
2250 · Gift Certificates Outstanding	25,625.08	14,628.90
Total Other Current Liabilities	35,704.05	32,510.88
Total Current Liabilities	298,932.20	65,871.53

Los Pinos Ranch Vineyards LLC
Balance Sheet
As of December 31, 2017

	Dec 31, 17	Dec 31, 16
Long Term Liabilities		
2300 · LONG TERM LIABILITIES		
2301 · SBA Loan	233,641.37	244,488.62
2305 · ASB Expansion Loan	326,020.59	336,342.58
2316 · Kubota	28,807.12	0.00
2319 · Ford Motor Credit - Van	11,941.30	16,189.15
2320 · Loan - Pool	178,573.26	193,101.58
2335 · Loan - Wilson	126,738.68	126,738.68
2336 · Loan - Neeley	46,800.00	46,800.00
2337 · Loan - Chowdhury	6,000.00	6,000.00
2355 · ASB Credit Line	446,134.78	448,385.60
Total 2300 · LONG TERM LIABILITIES	1,404,657.10	1,418,046.21
Total Long Term Liabilities	1,404,657.10	1,418,046.21
Total Liabilities	1,703,589.30	1,483,917.74
Equity		
3110 · Capital Stock	1,000.00	1,000.00
3101 · Owners Equity - Pool	445,364.01	473,512.45
3103 · Owners Equity - Jones	200,000.00	200,000.00
3104 · Owner's Equity - Wilson	448,183.74	448,183.74
3105 · Owner's Equity - Neeley	200,000.00	200,000.00
3106 · Owner's Equity - Chowdhury	57,493.33	57,493.33
3107 · Owner's Equity - Taylor	28,148.44	14,074.22
3108 · Owner's Equity - Lipton	28,148.44	14,074.22
3300 · Retained Earnings	-1,798,492.78	-1,926,005.12
Net Income	-113,085.06	-90,361.20
Total Equity	-503,239.88	-608,028.36
TOTAL LIABILITIES & EQUITY	**1,200,349.42**	**875,889.38**

Los Pinos Ranch Vineyards LLC
Profit & Loss
January through December 2017

	Jan - Dec 17	Jan - Dec 16
Income		
4000 · OPERATING INCOME		
4070 · Sales Tax Discount	-479.33	996.70
Total 4000 · OPERATING INCOME	-479.33	996.70
4100 · SALES		
4105 · Wine Sales	1,487,156.57	1,281,646.62
4101 · Events / CUSTOMERS	11,780.34	19,617.38
4102 · Events / LPRV	14,824.15	23,800.85
4103 · Food Sales / Events	13,733.45	0.00
4106 · Food Sales / Restaurant	584,860.55	616,795.03
4104 · Cabin Rental	17,170.99	12,083.80
4110 · Gift Shop Retail Sales	17,912.97	17,874.72
4111 · Shipping & Handling Income	17,425.52	14,760.59
4112 · F&S Retail Sales & Tours	1,548.99	2,710.98
4115 · Bulk Grapes or Vine Sales	50,341.48	5,200.00
4120 · Production Wine Services	15,633.51	48,700.00
Total 4100 · SALES	2,232,388.52	2,043,189.97
4210 · Discount / Coupon	-33,829.02	-25,744.63
Total Income	2,198,080.17	2,018,442.04
Cost of Goods Sold		
5000 · COST OF GOODS SOLD		
5020 · Retail Supplies & Materials	0.00	311.96
5022 · Food Costs	237,729.32	237,047.63
5025 · Shipping Materials	7,153.03	2.13
5030 · Wine Production Cost / Supplies	26,274.34	5,569.30
5032 · Bulk Wine COG	88,113.11	27,073.77
5035 · Bottling Costs	435,885.68	361,362.65
5040 · Wine Samples	4,667.60	6,624.11
5042 · Retail Gift Items	8,228.65	9,207.19
5045 · Cottages	0.00	722.27
5050 · Events	12,307.61	8,342.26
5060 · Sub-Contract - Labor/Services	28,879.88	7,805.00
5070 · Freight	839.67	0.00
5100 · Agriculture	0.00	452.09
5190 · Inventory Adjustment Acct	0.00	9,229.11
5000 · COST OF GOODS SOLD - Other	0.00	0.00
Total 5000 · COST OF GOODS SOLD	850,078.89	673,749.47
Total COGS	850,078.89	673,749.47
Gross Profit	1,348,001.28	1,344,692.57
Expense		
66910 · Bank Service Charges	0.00	10.00
6001 · Office & Consumable Supplies	50,484.41	57,924.01
6020 · Education	0.00	10.99
6040 · Amortization Expense	0.00	3,833.00
6060 · Gifts / Donations	12,853.89	13,715.40
6100 · Bank & Merchant Fees	47,892.26	0.00
6105 · Merchant Acct Fees	0.00	36,776.10
6106 · Amazon Fees	0.00	19.98
6150 · Depreciation Expense	0.00	48,209.00
6155 · Depreciation Expense - Rental	0.00	638.00
6160 · Dues/Subscriptions/Permits	17,555.36	10,718.52

Los Pinos Ranch Vineyards LLC
Profit & Loss
January through December 2017

	Jan - Dec 17	Jan - Dec 16
6180 · Insurance		
6182 · Vehicle Insurance	0.00	4,660.89
6185 · Liability Insurance	0.00	7,225.02
6186 · Commercial Property Insurance	0.00	4,995.66
6199 · Work Comp	0.00	7,910.00
6180 · Insurance - Other	21,977.25	0.00
Total 6180 · Insurance	21,977.25	24,791.57
6200 · Interest & Finance Chg' s	64,940.36	60,952.30
6235 · Internet fees	0.00	3,743.55
6240 · Miscellaneous	0.00	0.00
6245 · Loss or Breakage	3,109.93	332.00
6250 · Postage and Delivery	1,410.92	964.40
6260 · Advertising / Promotion	19,551.47	12,310.25
6265 · Uniform / Linen Expense	7,628.78	13,592.92
6270 · PROFESSIONAL FEES		
6285 · Musicians	38,003.20	39,855.07
6650 · Accounting / Legal Fees	6,025.00	1,200.00
Total 6270 · PROFESSIONAL FEES	44,028.20	41,055.07
6300 · REPAIRS & MAINT		
6310 · Building & Construction	1,309.74	1,088.12
6315 · Building & Property Maintenance	23,488.64	18,982.32
6320 · Pest Control	0.00	1,435.31
6330 · Equipment Maintenance/Repairs	28,615.61	18,534.02
Total 6300 · REPAIRS & MAINT	53,413.99	40,039.77
6340 · Equipment Rental	1,475.00	247.16
6345 · Freight & Trucking	64,015.44	50,053.40
6350 · Travel & Entertainment		
6360 · Lodging & Meals	24,017.05	28,923.70
6380 · Airfare / Travel	594.56	334.79
6350 · Travel & Entertainment - Other	0.00	55.19
Total 6350 · Travel & Entertainment	24,611.61	29,313.68
6390 · UTILITIES		
6392 · Telephone	0.00	8,911.84
6396 · Water / Well Maintenance	0.00	1,890.00
6398 · Garbage	0.00	3,166.61
6399 · Propane	0.00	6,873.63
6400 · Electric Service	0.00	43,502.18
6390 · UTILITIES - Other	73,488.28	0.00
Total 6390 · UTILITIES	73,488.28	64,344.26
6500 · RENT / LEASE	9,293.94	7,540.50
6559 · PAYROLL EXPENSE		
6560 · Payroll Expenses	767,255.53	719,835.81
Total 6559 · PAYROLL EXPENSE	767,255.53	719,835.81
66900 · Reconciliation Discrepancies	0.00	0.00
6800 · Shop Supplies / Small Tools	0.00	1,193.60
6810 · Smallwares	2,533.29	5,508.91
6980 · Vehicle Expense		
6981 · Fuel / Vehicle	0.00	21,951.21
6983 · Service Repairs/ Vehicle	0.00	3,484.24
6984 · License & Registration Fees	0.00	780.34
6980 · Vehicle Expense - Other	20,760.03	0.00
Total 6980 · Vehicle Expense	20,760.03	26,215.79
7000 · Production Expense	30,204.79	47,199.31
7001 · Bad Debt / Un-Collectable	3,912.00	0.00

Los Pinos Ranch Vineyards LLC
Profit & Loss
January through December 2017

	Jan - Dec 17	Jan - Dec 16
7800 · TAXES		
7865 · Other Taxes	6,823.38	0.00
7860 · Payroll Taxes	74,658.22	69,594.47
7840 · State & County	37,208.01	37,622.78
7845 · Texas Excise Tax	0.00	2,878.32
7850 · Federal Excise Tax	0.00	3,868.95
Total 7800 · TAXES	118,689.61	113,964.52
Total Expense	1,461,086.34	1,435,053.77
Net Income	**-113,085.06**	**-90,361.20**

Los Pinos Ranch Vineyards LLC
Statement of Cash Flows
January through December 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-113,085.06
Adjustments to reconcile Net Income to net cash provided by operations:	
1200 · ACCOUNTS RECEIVABLE	12,692.45
1120 · Inventory Asset:1125 · Bulk / Barrel Inventory	10,819.35
1120 · Inventory Asset:1130 · Bottled Inventory	-45,014.86
1120 · Inventory Asset:1140 · Bottle Packaging	-34,987.57
1120 · Inventory Asset:1145 · Shipping	3,723.89
1120 · Inventory Asset:1150 · Gift Items	-1,329.59
2000 · ACCOUNTS PAYABLE	229,867.50
2100 · Payroll Liabilities	-6,858.58
2199 · Tips to be paid	-987.04
2200 · Sales Tax Payable	42.61
2250 · Gift Certificates Outstanding	10,996.18
Net cash provided by Operating Activities	65,879.28
INVESTING ACTIVITIES	
1800 · FIXED ASSETS:1820 · Winery Equip & Tools	-13,893.98
1800 · FIXED ASSETS:1825 · Winery Kitchen Equipment	-19,123.36
1800 · FIXED ASSETS:1830 · Office Equipment	-2,346.77
1800 · FIXED ASSETS:1835 · Buildings/Land	-268,156.00
1800 · FIXED ASSETS:1837 · Construction in Progress	42,446.61
1800 · FIXED ASSETS:1840 · Furniture & Fixt	-3,367.02
1800 · FIXED ASSETS:1850 · Cottages	-479.00
1800 · FIXED ASSETS:1870 · Agriculture Equipment	-33,303.02
Net cash provided by Investing Activities	-298,222.54
FINANCING ACTIVITIES	
2300 · LONG TERM LIABILITIES:2301 · SBA Loan	-10,847.25
2300 · LONG TERM LIABILITIES:2305 · ASB Expansion Loan	-10,321.99
2300 · LONG TERM LIABILITIES:2316 · Kubota	28,807.12
2300 · LONG TERM LIABILITIES:2319 · Ford Motor Credit - Van	-4,247.85
2300 · LONG TERM LIABILITIES:2320 · Loan - Pool	-14,528.32
2300 · LONG TERM LIABILITIES:2355 · ASB Credit Line	-2,250.82
3101 · Owners Equity - Pool	-28,148.44
3107 · Owner's Equity - Taylor	14,074.22
3108 · Owner's Equity - Lipton	14,074.22
3300 · Retained Earnings	217,873.54
Net cash provided by Financing Activities	204,484.43
Net cash increase for period	-27,858.83
Cash at beginning of period	5,996.35
Cash at end of period	**-21,862.48**

Los Pinos Ranch Vineyards LLC
Statement of Cash Flows
January through December 2016

	Jan - Dec 16
OPERATING ACTIVITIES	
Net Income	-90,361.20
Adjustments to reconcile Net Income to net cash provided by operations:	
1200 · ACCOUNTS RECEIVABLE	-998.54
1120 · Inventory Asset:1125 · Bulk / Barrel Inventory	127,483.02
1120 · Inventory Asset:1130 · Bottled Inventory	-52,128.47
1120 · Inventory Asset:1140 · Bottle Packaging	20,614.16
1120 · Inventory Asset:1145 · Shipping	-4,306.63
1120 · Inventory Asset:1150 · Gift Items	-487.60
2000 · ACCOUNTS PAYABLE	-73,494.60
2100 · Payroll Liabilities	7,354.73
2199 · Tips to be paid	-112.61
2200 · Sales Tax Payable	2,872.84
2250 · Gift Certificates Outstanding	10,854.96
Net cash provided by Operating Activities	-52,709.94
INVESTING ACTIVITIES	
1800 · FIXED ASSETS:1820 · Winery Equip & Tools	6,115.12
1800 · FIXED ASSETS:1880 · Good Will	-43,200.00
1800 · FIXED ASSETS:1900 · Accumulated Depreciation	48,847.00
1800 · FIXED ASSETS:1901 · Accumulated Amortization	3,833.00
Net cash provided by Investing Activities	15,595.12
FINANCING ACTIVITIES	
2300 · LONG TERM LIABILITIES:2301 · SBA Loan	-10,481.41
2300 · LONG TERM LIABILITIES:2305 · ASB Expansion Loan	-11,396.17
2300 · LONG TERM LIABILITIES:2319 · Ford Motor Credit - Van	-4,124.15
2300 · LONG TERM LIABILITIES:2320 · Loan - Pool	-21,877.05
2300 · LONG TERM LIABILITIES:2325 · Loan - Jacoby	-4,500.00
2300 · LONG TERM LIABILITIES:2336 · Loan - Neeley	800.00
2300 · LONG TERM LIABILITIES:2355 · ASB Credit Line	12,193.48
3101 · Owners Equity - Pool	-28,232.66
3105 · Owner's Equity - Neeley	43,200.00
3107 · Owner's Equity - Taylor	14,074.22
3108 · Owner's Equity - Lipton	14,074.22
Net cash provided by Financing Activities	3,730.48
Net cash increase for period	-33,384.34
Cash at beginning of period	39,380.69
Cash at end of period	**5,996.35**

EXHIBIT B

Company Summary

Los Pinos Ranch
VINEYARDS

Company: Los Pinos

Market: Winery

Product: Destination winery located in Texas that offers tastings, tours, a full-service restaurant, live jazz, and Tuscan cottages for overnight rental

Company Highlights

- Has won 196 awards in various national and international competitions since 2014
- Was awarded double gold for its 2015 Sangiovese at the 2018 San Francisco Chronicle Wine Competition[i]
- Restaurant ranked in the top 10 for Best Winery Restaurant in 2016 (No. 2)[ii] and 2017 (No. 9)[iii] in the 10Best Readers' Choice travel awards
- Currently has over 550 members in its wine club

PERKS

**The Company will provide the following "perks" to investors in addition to the Series A Preferred Membership Interests purchased, at each level of investment defined below, after the Series A Preferred Membership Interests are issued to the investor.*

$250: $25 Gift Card

$500: $52.50 Gift Card

$1,000: $110 Gift Card

$2,500: $325 Gift Card

$5,000: $700 Gift Card

$10,000: $1,500 Gift Card

$15,000: $2,400 Gift Card

$20,000: $3,400 Gift Card

$25,000: $4,500 Gift Card

$50,000: $7,500 Gift Card

Opportunity


33109

Founded in 2000, Los Pinos Ranch Vineyards is a destination winery located two hours east of Dallas. The 40-acre estate is nestled in the Piney Woods of East Texas and offers tastings, tours, a full-service restaurant, live jazz, and Tuscan cottages for overnight rental. Los Pinos offers a wide selection of award-winning dry wines produced from its Texas High Plains vineyards as well as fun, whimsical sweet wines from its estate vineyards. These award-winning wines complement the picturesque setting and cuisine that guests will find upon visiting. Los Pinos wines are also in wide retail distribution, available in over 600 locations.

As one of the fastest-growing Texas wineries, Los Pinos is seeking capital to support the increasing demand for its wines. Los Pinos has the tank capacity and capability to produce substantially more wine with the purchase of additional grapes, barrels, and some upgraded production equipment.

Product

The Vineyard & Winery



Los Pinos has approximately 13 acres of vines planted at its East Texas vineyard. These grapes are used to make many of its sweet wines. There are two primary varietals on the property – Black Spanish and Blanc Du Bois. With their 2017 harvest, Los Pinos processed approximately 175 tons of grapes. Los Pinos has the capacity to produce substantially more wine volume with additional grapes, equipment, tanks, and barrels.


Los Pinos Ranch
Meritage

The Wines

Los Pinos specializes in crafting wines made from predominately Italian and Spanish varietals grown both at the Los Pinos vineyards estate in east Texas and at several vineyards in the Texas High Plains . The east Texas vineyard is on the Los Pinos estate; those in the Texas High Plains provide grapes under long-term contracts with Los Pinos. On the dry wine front, Los Pinos offers traditional varietals such as Cabernet, Sangiovese, Pinot Noir, and Chardonnay. There are also several blended wine offerings. In addition, Los Pinos offers several whimsical sweet wines (white, blush, and red) and dessert wines.

The Restaurant



The Fork and Spoon restaurant offers indoor/outdoor seating for up to 180 people. Los Pinos has additional capacity in its barrel room for diners and/or special events. The restaurant offers a seasonal menu and supports local farmers and purveyors whenever possible. Los Pinos also has a garden on the property and makes efforts to use seasonal produce grown on site.

La Famiglia Wine Club

The La Famiglia Wine Club enables its members to sample different wines throughout the year while enjoying discounts and special events exclusive to members. Members will also receive notification of new releases, awards, and upcoming events. Members may also receive wines not available to non-club members.


Los Pinos Ranch
VINEYARDS
Blanco Grande
Vermentino
Rosato
Texican
Sangiovese
Meritage

The Los Pinos Cellar Master makes the selections for each shipment. However, members have the opportunity to experience some standard vintages as well as choose new ones throughout the year. Club shipments are made quarterly in February, April, October, and December. In addition, special offerings of limited releases and/or library vintages are offered to wine club members from time to time.

The La Famiglia Wine Club has three levels:

- **Amici:** Three bottles four times per year as well as a 10% discount on wine purchases
- **Il Barone:** Six bottles four times per year as well as a 15% discount on wine purchases
- **Maestro de Vino:** One case four times per year as well as a 20% discount on wine purchases

Members may choose to receive sweet wines only, dry wines only, or a mix of both. Members also have the ability to add to and/or modify shipments via an online portal prior to pickup/shipping.

Use of Proceeds and Roadmap

The proceeds of the offering will be primarily used for equipment purchases. This includes the purchase of a grape sorting table, a steamer, a pump, and a vine sprayer. To the degree Los Pinos can secure better-than-anticipated pricing, a new destemmer also will be purchased.

Los Pinos plans to continue to grow through its relationship with its distributor and direct-to-consumer retail efforts that may be further enhanced by the development of off-site tasting rooms. Currently the company is considering options to open tasting rooms in Grapevine, Texas, Fredericksburg, Texas, or both. The company will also seek to make strategic acquisitions of wineries that can add other varietals to its wine catalogue.

Business Model

Los Pinos' business strategy leverages its unique ability to grow and procure quality grapes and, in turn, to create multiple types of high-quality wines to please most palates, at price points that appeal to a wide spectrum of consumers. Most of the wines cost between $15 and $28 per bottle.

Los Pinos' wines are sold through three primary channels:

1) Retail outlets via its large national distributor
2) Direct-to-consumer via its website and restaurant/gift shop
3) Wine club

Los Pinos also offers wine tastings, tours, a full restaurant, and cottages for rental on site.

USER TRACTION

Since 2014, Los Pinos has won 196 awards in various national and international competitions. In 2018, it was awarded double gold for its 2015 Sangiovese at the San Francisco Chronicle Wine Competition. The winery also took home five silver medals and four bronze medals at that competition.[iv]

San Francisco Chronicle WINE COMPETITION

THE LARGEST COMPETITION OF AMERICAN WINES

In 2017, Los Pinos sold 10,533 cases of wine, up 24% from 8,519 cases in 2016.


Quarterly Case Sales
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
Rolled into new chain accounts
Q1 '16
Q2 '16
Q3 '16
Q4 '16
Q1 '17
Q2 '17
Q3 '17
Q4 '17

HISTORICAL FINANCIALS

In 2017, Los Pinos generated nearly $2.2 million in revenue. The majority of revenue was generated from wine sales (~$1.49 million). In 2016, the company generated over $2.0 million in revenue.


Revenue Breakdown
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$-
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Q3 2015
Q4 2015
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Q1 2017
Q2 2017
Q3 2017
* Q4 2017
Wine Sales
Food Sales
Other Sales

In 2017, Los Pinos' expenses totaled over $2.4 million. Operating expenses were ~$1.6 million and cost of goods sold were ~$850,000. In 2016, expenses totaled over $2.1 million; operating expenses were ~$1.4 million and cost of goods sold were ~$670,000.



Expense Breakdown
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$-
One-Time Rent Payment
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Q3 2015
Q4 2015
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Q1 2017
Q2 2017
Q3 2017
*Q4 2017
COGS
Operating Expenses

In 2017, Los Pinos had a net loss of roughly $300,000, compared to a net loss of approximately $90,000 in 2016.



Net Income
$200,000
$100,000
$0
-$100,000
-$200,000
-$300,000
-$400,000
-$500,000
One-Time Rent Payment
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Q3 2015
Q4 2015
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Q1 2017
Q2 2017
Q3 2017
*Q4 2017

The U.S. has remained the world's largest wine market by volume since 2010. Wine shipments to the U.S. from all production sources – including foreign producers – grew to 399 million cases in 2016, up 3% from 2015, with an estimated retail value of $59.5 billion.[v] Excluding foreign producers, over 800 million gallons of wine were produced in the U.S. alone. On average, 85% of domestic wines comes from California.[vi] California shipped 238 million cases within the U.S. in 2016, representing 60% of the U.S. wine market. California wine shipments within the U.S. also reached an estimated retail value of $34.1 billion, up 4.6% year over year. The state shipped a record high of 238 million cases domestically, up 2% from 2015. Including exports, California also set a record in 2016 with 285 million total cases shipped. In aggregate, U.S. wine shipped internationally, 90% of which came from California, generated a record $1.62 billion in winery revenues in 2016; 461 million liters, or 51.2 million cases, were exported in 2016.[vii]

The number of wineries in the U.S. has increased roughly 6%, from about 8,912 wineries as of October 2016 to 9,434 wineries as of October 2017.[viii] A notable wine producing region in the U.S. is Texas. The Texas wine industry generates an annual economic impact of over $13.1 billion for the state. There are approximately 436 physical wineries in Texas, with approximately 1.7 million tourists spending over $716 million. The Texas wine industry supports more than 104,000 full-time jobs paying $4.3 billion in wages.[ix]

Helping fuel the growth of the U.S. wine market is an increase in direct-to-consumer (DTC) sales, which has become a significant revenue generator, particularly for small wineries. In fact, about 5,500 U.S. wineries that are considered producers accounted for about 80% of the $392 million generated by DTC sales in the 2016.[x] Though growing local regulations may restrict opportunities for small wineries to sell direct, the increase in per capita consumption of wine has allowed for DTC sales to keep growing.[xi]


Direct Sales Share vs. Producer Size (in Production Size)
Source: SVB Annual Wine Conditions Survey
2014
2015
2016
(% share)
70%
60%
50%
40%
30%
20%
10%
0%
1–2,500
2,501–5,000
5,001–10,000
10,001–25,000
25,001–50,000
50,001–100,000
100,001–250,000
>250,000

One of the most important factors shaping the future of the U.S. wine market is the changing demographic. Baby boomers, while still the largest group of U.S. wine consumers and the largest consumers of premium and luxury wines, are predicted to consume less wine as they continue to age.[xii]



Baby boomers are still the dominant cohort.
17%
33%
41%
10%
Millennials (ages 22–38)
Gen X (ages 39–50)
Baby Boomers (ages 51–68)
Matures (ages 69+)
Source: State of the Wine Industry 2017, Silicon Valley Bank Wine Division

Meanwhile, Millennials are expected to quickly redefine the wine category.[xiii] While most Millennials are currently focused on $8 to $14 price range, particularly in the red wines category, their price point is expected to increase as their incomes grow.[xiv] Between 2011 and 2016, DTC shipments for wine priced under $15 were up 150%, more than double the industry average.[xv]



Forecast Changes in U.S. Cohort Purchase Share
Source: SVB Annual Wine Conditions Survey
2015
2025
2035
(% of sales)
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
1%
12%
16%
34%
45%
32%
37%
27%
41%
28%
16%
Gen Z
Millennials
Gen X
Baby Boomers

Los Pinos Ranch competes with several wineries in Texas, including the following:

Messina Hof Winery and Resort: Established in 1977, Messina Hof is the third oldest winery in the state of Texas. The family-owned business has grown from a few acres of vines to 28 vineyards, three tasting rooms throughout the state, and 1,050 acres that produce more than 85 wines from 27 varietals.[xvi] The winery has locations in Bryan, Fredericksburg, and Grapevine with lodging options at both the Bryan and Fredericksburg locations. The winery also offers a wine club membership with quarterly shipments of three, six, or twelve bottles.[xvii]

Becker Vineyards: Founded in 1992, Becker Vineyards is a family-owned and -operated winery located in Fredericksburg, Texas. The Becker estate is home to 46 acres of vineyards and produces over 100,000 cases of wine per year.[xviii] Since it first opened in 1996, two winery expansions have taken place to accommodate 74 tanks and over 2,000 barrels. The winery claims to be the largest purchaser of French and American Oak barrels in Texas. At the estate, guided tours are conducted hourly on weekends and on a limited basis during the week. The production and bottling operation occurs year-round, and the Italian-designed bottling equipment handles about 55 bottles per minute.[xix]

Fall Creek Winery: Founded in 1975, Fall Creek Winery is the first winery to be established in the Texas Hill Country.[xx] The founders began by testing a quarter-acre plot on their Fall Creek Winery at the encouragement of Texas A&M and Texas Tech Universities. In 1979, this plot was expanded to over seven acres, and in 1980, the founders formally established the winery and bought 400 acres near Lake Buchanan. They then began to publicize the Texas Hill Country as a viable wine region and applied to the U.S. government for the Texas Hill Country appellation. The appellation was granted in 1990, formally recognizing the Texas Hill Country region as a respected vinicultural region.[xxi] The Winery now has five different vineyards grown in distinct terrains, which translates to its different assortment of wines.[xxii]

Landon Winery: Landon Winery has three different locations in the Dallas-Fort Worth area in the historic downtown districts of Greenville, McKinney, and Wylie. The winery sources its Texas grapes from vineyards in the Texas high plains south of Lubbock, with other specific grapes sourced from California. The first location was opened in the historic downtown square of McKinney in 2005 and includes a winery and tasting room with tastings available at any time. The Greenville location opened in 2010 and is set up as a restaurant with a tasting bar. The newest location opened in downtown Wylie in 2017. The winery also offers a wine club with bimonthly shipments of sweet, white, mixed, or red wines.[xxiii]

Pedernales Cellars: Founded in the 1990s, Pedernales Cellars is a vineyard and winery located in Stonewall, Texas. Pedernales Cellars sources its grapes from vineyards in the Texas Hill Country and Texas High Plains, with its original 17-acre vineyard located near Fredericksburg.[xxiv] Visitors to the vineyard are able to tour the underground winemaking cellar and sample wines. The winery also offers a wine club subscription with quarterly shipments of three bottles, six bottles, or a case.[xxv]



Matthew Lipton, CEO: With over 25 years of experience working with companies, individuals, and law firms, Matt has provided management expertise and oversight, business advice, and legal counsel to a wide array of companies, corporate managers, and investors. Through the course of his career, he has worked in law firms of all sizes and has founded and operated his own firm. Matt also has served in a wide range of roles on the corporate front, including CEO, COO, President, Vice President of Sales, Director, Board Chairman, corporate secretary, and General Counsel. Matt received his Juris Doctor from Southern Methodist University Dedman School of Law and a bachelor's degree from the Johns Hopkins University.



Dana Pool, CFO: Dana is a native East Texan. She became part owner of Los Pinos in 2005. Dana comes from a background of entrepreneurship and management ranging from a chain of 26 convenience stores to a fine dining restaurant in the Longview area. Dana joined Los Pinos as Executive Chef and, although still heavily involved in the restaurant, is now the Chief Financial Officer. She is also very active in the Texas Wine Grape Growers Association as an Executive Board of Directors member and Region 2 Winery Director.



Gerald Jones, Managing Partner and Director of Sales: Gerald spent over 15 years devoted to a career in Film, Television, and Advertising that he traded in for East Texas and the Texas wine industry. He partnered with Dana Pool in 2008 to work on sales and marketing. Gerald currently travels Texas to promote Los Pinos Ranch Vineyards to over 600 stores and countless festivals, events, and wine celebrations. Gerald is focused on customer service and spreading the good word on Los Pinos Ranch Vineyards.



Stephen Hanson, Executive Chef: Chef Stephen comes to Los Pinos with over 20 years of experience. Born and raised in Doylsetown, PA, Stephen graduated from the Culinary Institute of America in Hyde Park, NY, and quickly set out to make his mark on the culinary world. Stephen has cooked in restaurants across the country, including in Washington, D.C., New York, New Orleans, Orlando, and, most recently, in Dallas at Dish-Preston Hollow.



Arnulfo Perez, Winemaker/Vineyard Manager: Arnulfo comes to Los Pinos from San Luis Potosi in Cárdenas, Mexico. He has spent over a decade in the vineyards cultivating some of the best grapes East Texas has to offer. His experience working with his hands tending to the vines brings a more natural, organic approach to Texas winemaking. His love for making the best wines possible from fruit that we are blessed with is his passion.



Lesa P. Jones, Managing Partner/Director of Marketing & Wine Club: Lesa was born and raised in Gilmer, Texas. After earning her degree in Marketing/Management from Baylor University, Lesa began her professional career in Dallas. Her background is in Marketing and Event Planning, where she traveled extensively planning tradeshows and conferences across the U.S.



Andrea Taylor, Managing Partner/Special Events and Front of House Manager: Andrea has enjoyed a long career in hospitality, including planning events in the trade show space and co-owning her own special events venue. Andrea currently manages the front of house for our Fork and Spoon restaurant and plans and runs the special events at the winery.

INVESTMENT TERMS

Security Type: Series A Preferred Membership Interests
Round Size: Min: $50,000 Max: $107,000
Price per Share: $1.00
Pre-money Valuation: $5,000,000
Liquidation Preference: 1x
Conversion Provisions: Convertible into one unit of Common (subject to proportional adjustments for unit splits, unit dividends and the like) at any time at the option of the holder.

PRESS

Texas Highways: A Weekend in Pittsburg
Texas Monthly: Hidden Texas
Eater: 10 Restaurants Worth a Drive From Dallas
Longview News-Journal: Los Pinos runner-up for best winery restaurant
Longview News-Journal: Los Pinos earns awards at recent wine competitions
Houston Chronicle: Texas wines score at prestigious San Francisco Chronicle Wine Competition

[i] http://winejudging.com/medal_winners_2018/awards_by_winery.php
[ii] http://www.10best.com/awards/travel/best-winery-restaurant-2016/
[iii] http://www.10best.com/awards/travel/best-winery-restaurant-2017/
[iv] http://winejudging.com/medal_winners_2018/awards_by_winery.php
[v] http://www.wineinstitute.org/resources/pressroom/05012017
[vi] https://www.wineinstitute.org/resources/statistics/article83
[vii] http://www.wineinstitute.org/resources/pressroom/05012017
[viii] https://www.winesandvines.com/template.cfm?section=widc&widcDomain=wineries
[ix] https://www.txwines.org/texas-wine/texas-wine-industry-facts/
[x] http://dtcreport.com/

[xi] https://www.svb.com/uploadedFiles/Content/Trends_and_Insights/Reports/Wine_Report/2017-wine-report.pdf
[xii] http://www.euromonitor.com/wine-in-the-us/report
[xiii] http://www.euromonitor.com/wine-in-the-us/report
[xiv] https://www.svb.com/uploadedFiles/Content/Trends_and_Insights/Reports/Wine_Report/2017-wine-report.pdf
[xv] http://dtcreport.com/
[xvi] https://carpe-travel.com/interview-with-a-winemaker-paul-v-bonarrigo-messina-hof/
[xvii] http://store.messinahof.com/wineclub
[xviii] https://www.beckervineyards.com/The-Estate/The-History
[xix] http://beckervineyards.com/the-estate/the-winery
[xx] http://www.mystatesman.com/lifestyles/food--cooking/fall-creek-vineyards-celebrates-years-with-new-location-big-ideas/5PlrG3orCVISEXoOyen9lI/
[xxi] https://fcv.com/history
[xxii] https://fcv.com/vineyards
[xxiii] http://www.landonwinery.com/wineclub/
[xxiv] https://www.pedernalescellars.com/About-Us/Our-Vineyards
[xxv] https://www.pedernalescellars.com/Wine-Clubs

EXHIBIT C

Subscription Agreement

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Los Pinos Ranch Vineyards, LLC
658 County Road 1334
Pittsburg, TX 75686

Ladies and Gentlemen:

The undersigned purchaser (the "Purchaser") understands that Los Pinos Ranch Vineyards, LLC, a Limited Liability Company organized under the laws of Texas (the "Company"), is offering up to 107,000 shares of Series A Preferred Membership Interests (the "Securities") in a Regulation CF Offering at a price per share of $1.00 for an aggregate capital raise of up to $107,000.00. This Offering is made pursuant to the Form C, dated March 5, 2018 as the same may be amended or supplemented (the "Form C"). The Purchaser further understands that the Offering is being made pursuant to Section 4(a)(6) and Regulation CF of the Securities Act and Title III under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. **SUBSCRIPTION**. Subject to the terms and conditions hereof and the provisions of the Form C, the Purchaser hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The Purchaser acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. **ACCEPTANCE OF SUBSCRIPTION AND ISSUANCE OF SECURITIES**. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the Purchaser at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. **THE CLOSING**. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific standard time on April 17, 2018, or at such other time and place as the Company may designate by notice to the Purchaser.

4. **PAYMENT FOR SECURITIES**. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the Purchaser of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The Purchaser shall receive notice and evidence of the entry of the number of the Securities owned by Purchaser reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Texas, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the Purchaser's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **REPRESENTATIONS AND WARRANTIES OF THE PURCHASER**. The Purchaser hereby represents and warrants to and covenants with the Company that:

a) General.

i. The Purchaser has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the Purchaser hereunder, and such purchase will not contravene any law, rule or regulation binding on the Purchaser or any investment guideline or restriction applicable to the Purchaser.

ii. The Purchaser is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The Purchaser will comply with all applicable laws and regulations in effect in any jurisdiction in which the Purchaser purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Purchaser is subject or in which the Purchaser makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the Purchaser has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The Purchaser has received a copy of the Form C. With respect to information provided by the Company, the Purchaser has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The Purchaser understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Purchaser represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The Purchaser confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment

advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the Purchaser in deciding to invest in the Securities. The Purchaser acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Purchaser's authority or suitability to invest in the Securities.

iv. The Purchaser is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The Purchaser has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The Purchaser understands that, unless the Purchaser notifies the Company in writing to the contrary at or before the Closing, each of the Purchaser's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Purchaser.

vi. The Purchaser acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Purchaser.

vii. The Purchaser understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The Purchaser confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the Purchaser regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Purchaser is not relying on the advice or recommendations of the Company and the Purchaser has made its own independent decision that the investment in the Securities is suitable and appropriate for the Purchaser.

d) Status of Purchaser.

The Purchaser has such knowledge, skill and experience in business, financial and investment matters that the Purchaser is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Purchaser's own professional advisors, to the extent that the Purchaser has deemed appropriate, the Purchaser has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Purchaser has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Purchaser is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The Purchaser is acquiring the Securities solely for the Purchaser's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Purchaser understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Purchaser and of the other representations made by the Purchaser in this Subscription Agreement. The Purchaser understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The Purchaser understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the Purchaser may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The Purchaser understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the Purchaser understands that the Purchaser must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The Purchaser agrees: (A) that the Purchaser will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **CONDITIONS TO OBLIGATIONS OF THE PURCHASER AND THE COMPANY**. The obligations of the Purchaser to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the Purchaser contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. **GRANT OF PROXY TO DEMOCRACY VC PARTNERS LLC**. The undersigned Purchaser, and any successors or assigns of the Purchaser (the "**Grantor**") (to the fullest extent permitted by applicable law) appoints Democracy VC Partners LLC (such person, the "**Proxy**"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Grantor, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Grantor is entitled to do so) with respect to all of the Securities of the Company that now are or hereafter may be beneficially owned by Grantor, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "**Proxy Shares**") in accordance with the terms of this Section 8. The Proxy Shares beneficially owned by Grantor as of the date hereof constitute the Securities being acquired under this Agreement. Upon Grantor's execution of this Agreement, any and all prior proxies (other than the proxy granted in this Section 8) given by Grantor with respect to the Proxy Shares are hereby revoked and Grantor agrees not to grant any subsequent proxies with respect to the Proxy Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Agreement as long as the Proxy Shares are outstanding. The proxy granted under this Section 8 is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to this Agreement. The attorney and proxy named above is hereby authorized and empowered by Proxy, at any time, to act as Grantor's attorney and proxy to vote the Proxy Shares, and to exercise all voting and other rights of Grantor with respect to the Proxy Shares (including, without limitation, the power to execute and deliver written consents pursuant to the Texas Revised Statutes and the right to consent to any actions constituting protective provisions or other veto rights in the Company's articles of incorporation or elsewhere), at every annual, special or adjourned meeting of the Members of the Company and in every written consent in lieu of such meeting. All authority herein conferred shall survive the death or incapacity of Grantor and any obligation of Grantor hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Grantor. The proxy granted in this Section 8 is coupled with an interest as aforesaid and is irrevocable. This irrevocable proxy may not be amended or otherwise modified without the prior written consent of the Purchaser and the Proxy.

9. **Obligations Irrevocable**. Following the Closing, the obligations of the Purchaser shall be irrevocable.

10. **Legend**. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

11. **Waiver, Amendment**. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. **Assignability**. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the Purchaser without the prior written consent of the other party.

13. **Waiver of Jury Trial**. THE PURCHASER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. **Submission to Jurisdiction**. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Purchaser ("Proceedings"), the Purchaser irrevocably submits to the jurisdiction of the federal or state courts located in Texas, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. **Governing Law**. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to conflict of law principles thereof.

16. **Section and Other Headings**. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17. **Counterparts**. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. **Notices**. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	658 County Road 1334 Pittsburg, TX 75686 Attention: Matthew Lipton
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

19. **Binding Effect**. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. **Survival**. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments

described in the Form C which are not material or which are to the benefit of the Purchaser and (iii) the death or disability of the Purchaser.

21. **NOTIFICATION OF CHANGES**. The Purchaser hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Purchaser contained in this Subscription Agreement to be false or incorrect.

22. **SEVERABILITY**. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

IN WITNESS WHEREOF, the Purchaser has executed this Subscription Agreement and the Investor Rights Agreement as of this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By____________________ Name:

PURCHASER (if an entity):
______________________ Legal Name of Entity By____________________ Name: Title:

State/Country of Domicile or Formation: ____________________________________

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Los Pinos Ranch Vineyards, LLC
By____________________ Name: Title:

EXHIBIT D

Organizational Documents

Articles of Organization of Los Pinos Ranch Vineyards, LLC

Amended and Restated Regulations of Los Pinos Ranch Vineyards, LLC

Amendment to Amended and Restated Regulations of Los Pinos Ranch Vineyards, LLC

FILED
In the Office of the
Secretary of State of Texas

AUG 26 2005

Corporations Section

ARTICLES OF ORGANIZATION

OF

LOS PINOS RANCH VINEYARDS, LLC

I, Ross A. Skolnick, a natural person at least 18 years or more, acting as organizer of a limited liability company under the Texas Limited Liability Company Act ("Act"), adopt the following Articles of Organization ("Articles").

ARTICLE ONE

The name of the Limited Liability Company is LOS PINOS RANCH VINEYARDS, LLC.

ARTICLE TWO

The Company's duration is perpetual unless earlier dissolved in accordance with its regulations. The filing date of these Articles with the Texas Secretary of State will be the Company's beginning date.

ARTICLE THREE

The purpose for which the Limited Liability Company is organized is to conduct any lawful business, to promote any lawful purpose and to engage in any lawful act or activity for which limited liability companies may be organized under the Texas Limited Liability Company Act, including, but not limited to, the purchase, development, sale, service, lease and management of personal and real properties of all kinds and descriptions.

ARTICLE FOUR

The Limited Liability Company shall have the powers provided for a corporation under the Texas Business Corporation Act and a limited partnership under the Texas Revised Limited Partnership Act.

ARTICLE FIVE

The Limited Liability Company will not commence business until it has received for the issuance of its certificates of membership interest consideration consisting of money, labor done, a promissory note, or property received.

ARTICLE SIX

On each matter on which the membership interest is entitled to vote, a member will have one (1) vote or a fraction of one vote per one percent of membership interest or fraction of membership interest owned by the member.

ARTICLE SEVEN

The address of the principal place of business is 658 County Road 1334, Pittsburg, Camp County, Texas 75686. The street address of the initial registered office of the Limited Liability Company is 658 County Road 1334, Pittsburg, Texas 75686, and the name of its initial registered agent at such address is JEFFREY C. SNEED.

ARTICLE EIGHT

The Limited Liability Company will not have any managers. The management of the Limited Liability Company is hereby reserved to the members, and the names and addresses of such members are as follows:

JEFFREY C. SNEED	658 COUNTY ROAD 1334 PITTSBURG, TEXAS 75686
DANA TAYLOR	658 COUNTY ROAD 1334 PITTSBURG, TEXAS 75686

ARTICLE NINE

The name and address of the organizer is:

ROSS A. SKOLNICK	1809 GILMER ROAD LONGVIEW, TEXAS 75604

ARTICLE TEN

The initial Regulations will be adopted by the Members. The powers to alter, amend, or repeal the Regulations or adopt new Regulations is vested in the members.

ARTICLE ELEVEN

As permitted by law, no member of the Company will be liable to the Company or the other members for damages caused by that member's act or omission. This Article does not eliminate or limit the liability of a member for any of the following:

- a breach of the member's duty of loyalty to the Company or its other members;
- an act or omission that breaches the member's duty to the Company or an act or omission that involves intentional misconduct or a knowing violation of the law;
- a transaction from which the member received an improper benefit whether or not the benefit resulted from an action taken within the scope of the member's office; or
- an act or omission for which the liability of a member is expressly provided by an applicable statute.

Any repeal or amendment of this Article by the members will not adversely affect any limitation on a member's liability existing at the time of the repeal or amendment. The member will not be liable to the extent permitted by Texas law limiting the liability of a member or of a director of a corporation. The foregoing elimination of a member's liability to the Company or its other members will not be exclusive. The member will have any other rights or limitations of liability or indemnity to which a member may be entitled under any other provision in the following:

- the Articles;
- the Company's regulations;

- contract or agreement;
- vote of members or disinterested members of the Company; or
- otherwise.

ARTICLE TWELVE

If proper written consent is given, any action that may be taken at any meeting of members may be taken without a meeting, without prior notice, and without a vote. The written consents must set forth the action taken and be signed by holders of membership units having not less than the minimum number of votes necessary to take the action at a meeting at which the holders of all membership units entitled to vote on the action were present and voted. Any written consent must be dated, signed, and delivered in the manner required by the Act as amended and will be effective for the period specified. the taking of any action by written consent will be subject to satisfaction of all applicable requirements of the Act.

Prompt notice of the taking of any action by Members without a meeting by less than unanimous written consent shall be given to those Members who did not consent in writing to the action.

ARTICLE THIRTEEN

The membership interest of the Limited Liability Company will be subject to restrictions on its transferability as set out in the Regulations of the Limited Liability Company, which Regulations will be kept with the records of the Limited Liability Company. The Limited Liability Company will provide a copy of the Regulations without charge to any record holder of a membership interest upon written request addressed to the Limited Liability Company at its principal business office or its registered agent's address.

ARTICLE FOURTEEN

These Articles of Organization may be amended, modified, supplemented or restated in any manner permitted by applicable law and approved by the affirmative vote of members owning more than fifty percent (50%) in interest of all of the membership interests in the Company then outstanding.

IN WITNESS WHEREOF, I have hereunto set my hand this 26th day of August, 2005.

ROSS A. SKOLNICK - ORGANIZER
Bar Card No.: 18474700
1809 Gilmer Road
Longview, Texas 75604

AMENDED AND RESTATED

REGULATIONS OF LOS PINOS RANCH VINEYARDS, LLC

The Members of LOS PINOS RANCH VINEYARDS, LLC (the "Company"), is limited liability company created under the Texas Limited Liability Company Law consisting of the provisions of Tital 3 of the Texas Business Organizations Code (the "TBOC") and the provisions of Title 1 of the TBOC to the extent applicable to limited liability companies, as amended from time to time (the TLLCL") adopt the following Regulations in order to regulate the Company's affairs, conduct its business, and establish the relations of its Members:

DEFINITIONS

"Additional Member" means any person or entity admitted as a Member pursuant to Section 2.8 of these Regulations.

"Affiliate" means any individual, partnership, corporation, limited liability company, trust, or other Entity or association, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with a Member. The term "**control**" means, with respect to a corporation the right to exercise, directly or indirectly, more than 50 percent of the voting rights attributable to the controlled corporation, and, with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled Entity.

"**Available Cash**" of the Company means all cash funds of the Company on hand from time to time (other than cash funds obtained as contribution to the capital of the Company by the Members and cash funds obtained from loans to the Company) after (i) payment of all operating 3expenses of the Company as of that time, (ii) provision for payment of all outstanding and unpaid current obligations of the Company as of that time, and (iii) provision for a working capital reserve in accordance with Section 6.2, below.

"**Bankruptcy**" means, and a Member is deemed a "**Bankrupt Member**" on (i) the entry of a decree or order fro relief against the Member by a court of competent jurisdiction in any involuntary case brought against the Member under any bankruptcy, insolvency, or other similar law (collectively, "**Debtor Relief Laws**") generally affecting the rights of creditors and relief of debtors now or hereafter in effect, (ii) the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar agent under applicable Debtor Relief Laws for the Member or for any substantial part of its assets or property, (iii) the ordering of the winding up or liquidation of the Member's affairs, (iv) the filing of a petition in any such involuntary bankruptcy case that remains undismissed or suspended pursuant to Section 305 of the Federal Bankruptcy Code (or any corresponding provision of any future United States bankruptcy law), (v) the commencement by the Member of a voluntary case under any applicable Debtor Relief Law now or hereafter in effect, (vi) the consent by the Member to the entry of an order for relief in an involuntary case under any such law or to the appointment of or the taking of possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar agent under any applicable De3btor Relief Laws for the Member or for any substantial part of its assets or property, or (vii) the making by a Member of any general assignment for the benefit of its creditors.

"**Capital Account**" means the individual accounts established and maintained pursuant to Section 2.6(b) of these Regulations.

"**Capital Contribution**" means the total value of cash and agreed fair market value of property contributed and agreed to be contributed to the Company by each Member, as shown in Exhibit "A", as may be amended from time to time. Reference in these Regulations to the Capital Contribution of a present Member includes a Capital Contribution previously made by any prior Member for the interest of the present Member, reduced by any distribution to the Member in return of "Capital Contribution" as contemplated herein.

"**Company**" refers to LOS PINOS RANCH VINEYARDS, LLC.

"**Entity**" means any association, corporation, general partnership, limited-partnership, limited liability partnership, limited liability company, joint stock association, joint venture, firm, trust, business trust, cooperative, and foreign association of like structure.

"**Interest**" in the Company means the entire ownership interest of a Member in the Company at any particular time, including the right of the Member to any and all benefits to which a Member may be entitled as provided in these Regulations and under the TBOC, together with the obligations of the Member to comply with all the terms and provisions of these Regulations.

"**Percentage Interests**" of a Member means the percentage of a Member set forth opposite the name of the Member under the column "Percentage Interest" in Exhibit "A" to these Regulations, as that percentage may be adjusted from time to time.

"**Person**" includes an individual, partnership, limited partnership, limited liability partnership, limited liability partnership, limited liability company, foreign limited liability company, trust, estate, corporation, custodian, trustee, executor, administrator, nominee or entity in a representative capacity.

"**Pro Rata Part**" mean these Regulations, as originally executed and as amended from time to time.

"**Substitute Member**" means any person or entity who or which is admitted into Membership pursuant to Section 6.4.

ARTICLE I

PURPOSE

1.1. **Company Purpose.** The general purposes of the Company are as set forth in the Articles. The Company may exercise all powers reasonable or necessary to pursue its purpose. In addition, the Company may engage in and do any act concerning any or all lawful businesses for which limited liability companies may be organized according to the TBOC which purposes have been specifically authorized by all Members.

ARTICLE II

MEMBERS; MEMBERSHIP INTERESTS

2.1. **Names, Addresses and Initial Capital Contributions of Members.** Members, their respective addresses, their initial Capital Contributions to the Company, and their respective Percentage Interest in the Company are set forth on Exhibit "A", attached and made part of these Regulations. Each Member agrees to make the initial contribution set out in Exhibit "A" within thirty (30) days.

2.2. **Future Contributions.** Subsequent contributions must be in the amounts that may be in any type of property as agreed on by a majority in interest of the Members.

2.3. **Member Loans or Services.** Loans or services by a Member to the Company may not be treated as a contribution to the capital of the Company.

2.4. **Units of Membership Interest.** The membership interest of the Company may be divided into Units, each Unit to represent the amount of capital contributed as the Members determine by vote of a majority in interest of the Members.

2.5. **Certificates for Membership Interests.** The Members' Interest in the Company may be represented by a Certificate of Membership. The contents of a Certificate of Membership are determined by the Members.

2.6. **Capital and Capital Accounts.**

(a) The initial Capital Contribution of each Member is as set forth in Exhibit "A". No interest may be paid on any Capital Contribution.

(b) An individual capital account (the "**Capital Account**") must be established and maintained on behalf of each Member, including any additional or substituted Member who hereafter receives an Interest in the Company. The Capital Account of each Member consist of (i) the amount of cash the Member has contributed to the Company, plus (ii) the agreed fair market value of any property the Member has contributed to the Company, less any liab8ilities assumed by the Company or to which the property is subject, plus (iii) the amount of profits or income (including tax-exempt income) allocated to the Member, less (iv) the amount of losses and deductions allocated to the Member, less (v) the amount of all cash distributed to the Member, less (vi) the fair market value of any property distributed to the Member, net of any liability assumed by the Member or

to which the property is subject, less (vii) the Member's share of any other expenditures that are not deductible by the Company for federal income tax purposes or which are not allowable as additions to the basis of company property, and (viii) subject to other adjustments that may be required under the Code. The capital account of a Member is not affected by adjustments to basis made pursuant to Section 743 of the Internal Revenue Code, but must be adjusted with respect to adjustments to basis made pursuant to Section 734 of the Code.

(c) No Member may withdraw his or her Capital Contribution or demand and receive property of the Company or a distribution in return for his or her Capital Contribution, except as is specifically provided in these Regulations or required by law. No Member may receive out of Company property any part of his or her Capital Contribution until (i) all liabilities of the Company, except liabilities to members on account of their loans have been paid or sufficient Company property remains to pay the, and (ii) all Members consent, unless the return of the Contribution to Capital is rightfully demanded as provided in the TBOC.

(d) Subject to the provision of subsection © of this section, a Member may rightfully demand the return of his or her Capital Contribution (i) on the dissolution of the Company, or (ii) as may otherwise be provided in the TBOC. A Member may demand and receive only cash in return for the Member's Capital Contribution.

(e) Except as is specifically provided otherwise in these Regulations or in the TBOC, no Member has any liability or obligation to restore a negative or deficit balance in that Member's Capital Account.

2.7. **Admission of Additional Capital.** Additional capital may be contributed to the Company, on the affirmative vote of a majority in interest of the Members.

2.8. **Admission of Additional Members.** As provided in the Articles, the Members may admit to the Company additional Member(s) to participate in the profits, losses, available cash flow, and ownership of the assets of the Company on terms determined by all of the Me3mbers. Admission of any Additional Me4mber(s) requires the affirmative vote of a majority in interest of the Members then having any Interest in the Company. Any Additional members are allocated gain, loss, income or expense by the method provided in these Regulations, and if no method is specified, then as may be permitted by Section 706(d) of the Internal Revenue Code.

2.9. **Limitation on Liability.** No Member is liable under a judgment, decree or order of the court, or in any other manner, for a debt, obligation of liability of the Company, except as provided by law. No Member is required to loan any funds to the Company. Except as is expressly provided otherwise in these Regulations, no Member is required to make any contribution to the Company by reason of any negative balance in his or her capital account, nor does nay negative balance in a Member's capital account create any liability on the part of the Member to any third party.

2.10. **No Individual Authority.** Unless expressly provided in Article III, no Member, acting alone, has any authority to act for, or to undertake or assume, any obligation, debt, duty or responsibility on behalf of, any other Member or the Company.

2.11. **No Member Responsible for Other Member's Commitment.** In the event that a Member (or a Member's shareholders, partners, members, owners, or affiliates) has incurred any indebtedness or obligation prior to the execution date of these Regulations that relates to or otherwise affects the Company, neither the Company nor any other Member has any liability or responsibility with respect to the indebtedness or obligation unless the indebtedness or obligation is assumed by the Company pursuant to a written instrument signed by all members. Furthermore, neither the Company nor any Member is responsible or liable for any indebtedness or obligation that is hereafter incurred by any other Member (or a Member's shareholders, partners, members, owners, or affiliates). In the event that a Member (or a Member's shareholders, partners, members, owners, or affiliates (collectively, the "**Liable Member**")), whether prior to or after the date of execution of these Regulations, incurs (or has incurred) any debt or obligation for this neither the Company nor any of the other Members is responsible or liable, the Liable Member must indemnify and hold harmless the Company and the other Members from any related liability or obligation they may incur.

ARTICLE III

MANAGEMENT AND CONTROL OF BUSINESS

3.1 **Overall Management Vested in Executive Managers.**

(a) Except as expressly provided otherwise in these Regulations or otherwise agreed, management of the Company is vested in the appointed Executive Managers of the Company.

3.2 **Meeting of the Members.**

(a) Meetings of Members may be called by Members representing the aggregate more than 50 percent of the Percentage Interest in the Company.

(b) The Company must deliver or mail written notice stating the date, time, and place of any meeting of Members and, when otherwise required by law, a description of the purposes for which the meeting is called, to each Member of record entitled to vote at the meeting, at the address that appears, in the records of the Company. The notice is to be mailed at least five (5), but not more than thirty (30) days before the date and time of the meeting. A Member may waive notice of any meeting, before or after the date of the meeting, by delivering a signed waiver to the Company for inclusion in the minutes of the Company. A Member's attendance at any meeting in person or by proxy (i) waives objection to lack of notice or defective notice of the meeting, unless the member at the beginning of the meeting objects to holding the meeting or transaction business at the meeting, and (ii) waives objection to consideration of a particular matter at the meeting that is not within any purposes described in the meeting notice, n=unless the Member objects to considering the matter when it is presented.

(c) the record date for the purpose of determining the Members entitled to notice of a Members' meeting, for demanding a meeting, for voting, or for taking any other action is the tenth (10th) day prior to the date of the meeting or other action.

(d) A Member may appoint a proxy to vote or otherwise4 act for the member pursuant to a written appointment for5m executed by the Member or the Member's duly authorized attorney-in-fact. An appointment of a proxy is effective when received by the Company. The general proxy of a fiduciary is given the same effect as the general proxy of any other Member. A proxy appointment is valid for twelve (12) months unless otherwise expressly stated in the appointment form.

(e) At any meeting of Members, each member entitled to vote has a number of votes equal to the number of Units issued to the Member pursuant to Section 2.4, if any, and if none, to the product of (i) the Member's Percentage Interest as set forth on Exhibit "A" (or subsequent amended exhibits) times (ii) one hundred (100). At any meeting of Members, presence of Members entitled

to cast at least 51 percent of the total votes of all Members entitled to vote at the meeting constitutes a quorum. Action on a matter is approved if the matter receives approval by at least 51 percent of the total number of votes entitled to be cast by all Members in the Company entitled to vote at the meeting or the greater number as may be required by law or the Articles for the particular matter under consideration. On the occurrence of a Dissolution Event, a Former Member is not entitled to a vote in determining whether the Company will purchase the interest of the Former Member as permitted in Section 6.1. Also, any assigned of a Member's Interest in the Company is not entitled to vote or participate on any matters at any meeting unless the assignee becomes a Substitute Member as contemplated in Section 6.4.

(f) Any action required or permitted to be taken at a Members' meeting may be taken without a meeting if the action is taken by all of the Members entitled to vote on the action. The action must be evidenced by one or more written consents describing the action to be taken, signed by all the Members entitled to vote on the action, and delivered to the Company for inclusion in the minutes. The record date for determining Members entitled to take action without a meeting is the first date a Member signs the consent to the action.

(g) Any or all Members may participate in a Members' meeting by, or through the use of, any means of communications by which all Members participating may simultaneously hear each other during the meeting. A Member so participating is deemed to be present in person at the meeting.

(h) At any Members' meeting the Members must appoint a person to preside at the meeting and a person to act as secretary of the meeting. The secretary of the meeting must prepare minutes of the meeting which are placed in the minute books of the Company.

3.3. **<u>Members to Make Joint Decisions.</u>**

(a) *Major Decisions.* No act may be taken, sum expended, decision made or obligation incurred by the Company except by the vote of Members holding no less than two-thirds (2/3) of the Membership percentage Interest of the Company with respect to a matter within the scope of any of the major decisions enumerated below (the "Major Decisions"). The Major Decisions include (i) the sale of all or substantially all assets of the Company, (ii) mortgage or encumbrance on all or substantially all assets of the Company, (iii) any matter which could result in a change in the amount or character of the Company's contributions to capital, (iv) a change in the character of the business of the Company, (v) borrowing or lending of money, (vi) commission of an act which

would make it impossible for the Company to carry on its ordinary business, or (vii) contravene these Regulations.

(b) *Alteration of Management Responsibilities.* Management responsibilities as set forth in this Section may not be altered except by the action of a majority in interest of all Members at a meeting called on written notice expressly describing alternation of management responsibilities as one of the purposes of the meeting.

(c) *Managing Member Compensation.* Members may receive compensation as determined by the affirmative vote of a majority in interest of the Members for services provided in the management of the Company. In all events, Members may be reimbursed for all expenses advanced by Members on behalf of the Company.

3.4. **Powers of Members and Executive Managers**

(a) Except as expressly provided in Section 3.3, above each of the appointed Executive Managers has all necessary powers to carry out the purposes, business, and objectives of the Company, including, but not limited to, the right to enter into and carry out contracts of all kinds; to employ employees, agents, consultants and advisors on behalf of the Company; to lend or borrow money and to issue evidences of indebtedness; to bring and defend actions in law or at equity; to buy, own, manage, sell, lease, mortgage, pledge or otherwise acquire or dispose of Company property. Each Executive Manager may deal with any related affiliate or other related person, firm or entity on terms and conditions that would be available from an independent responsible third party that is willing to perform.

(b) The Executive Managers may employ a competent person to be responsible for authenticating the records of the Company, including keeping correct and complete books of account that show accurately at all times the financial condition of the Company; safeguarding all funds, notes, securities, and other valuables that may from time to time come into possession of the Company; depositing all funds of the Company with depositories designated by the Members. This competent person may have such other duties as the Members may from time to time jointly prescribe, but under no circumstances does the employee have any of the rights, powers, responsibilities or duties of a Member of the Company as prescribed herein or by law. Any person responsible for the above-described duties may be terminated at any time by a Member, and any Member may restrict the duties and/or authority of the person responsible for these duties at any time.

(c) Every contract, deed, mortgage, lease and other instrument executed by an Executive Manager is conclusive evidence in favor of every person relying on or claiming under the fact that, at the time of its delivery, (i) the Company was in existence, (ii) neither these Regulations nor the Articles had been amended in any manner to restrict the delegation of authority among the Executive Managers, and (iii) the execution and delivery of the instrument was duly authorized by the Executive Managers. Any person may always rely on a certificate addressed to him and signed by an Executive Manager regarding the following:

(i) The identity of the Members and Executive Managers;

(ii) The existence or non-existence of any fact that constitutes a condition precedent to acts by the Executive Manager or Members in any other manner germane to the affairs of the Company;

(iii) Identity of person who is authorized to execute and deliver any instrument or document of the Company;

(iv) the authenticity of any copy of the Articles, these Regulations, and any other document relating to the conduct of the affairs of the Company; and

(v) Any act or failure to act by the Company or as to any other matter whatsoever involving the Company or any Executive Manager or member in the capacity as an Executive manager or Member of the Company.

3.5. **Reimbursement of Expenses.** Each Member is entitled to reimbursement from the Company of all expenses of the Company reasonable incurred and paid by the Member on behalf of the Company.

3.6. **Organization Expenses.** The Company must pay all expenses incurred in the organization of the Company.

ARTICLE IV

ACCOUNTING AND RECORDS

4.1 **Records and Accounting.** The books and records of the Company must be kept, and the financial position and the results of its operations recorded, in accordance with the accounting methods elected to be followed by the Company for federal and state tax purposes. The books and

records of the Company must reflect all Company transactions and must be appropriate and adequate for the Company's business. The fiscal year of the Company for financial reporting and for federal income tax purposes is the calendar year.

4.2. **Access to Accounting Records.** All books and records of the Company must be maintained at any office of the Company or at the Company's principal place of business, and 3each Member, and his or her duly authorized representative, must have access to them at the office of the Company and the right to inspect and copy them at reasonable times.

4.3. **Annual and Tax Information.** The Members must use their best efforts to cause the Company to deliver to each Member, within forty-five (45) days after the end of each fiscal year, all information necessary for the preparation of the Member's federal income tax return. The Members must also use their best efforts to cause the Company to prepare, within forty-five (45) days after the end of each fiscal year, a financial report of the Company for the fiscal year, which contains a balance sheet as of the last day of the year then ended, an income statement for the year then ended, a statement of sources and application of funds, and a statement of reconciliation of the Capital Accounts of the Members.

4.4. **Accounting Decisions.** All decisions regarding accounting matters, except as otherwise specifically set forth in these Regulations must be made by the Members, The Members may reply on the advice of their accountants as to whether the decisions are in accordance with accounting methods followed for federal and state tax purposes.

4.5. **Income Tax Elections.** The Company may make all elections for federal income tax purposes, including, but not limited to, the following:

(a) To the extent permitted by applicable law and Regulations, elect to use an accelerated depreciation method on any depreciable unit of the assets of the company; and

(b) In case of a transfer of all or part of the Company Interest of any Member, the Company may elect, pursuant to Sections 734, 743, and 754 of the Internal

Revenue Code, as amended (or corresponding provisions of future law) to adjust the basis of the assets of the Company.

ARTICLE V

ALLOCATIONS; DISTRIBUTIONS; INTERESTS

5.1. **Allocutions of Net Income, Net Loss or Capital Gains.** Except as maybe expressly provided otherwise in this Article and subject to the provisions of Section 704(c) of the Internal Revenue Code, the net income, net loss or capital gains of the Company for each fiscal year of the Company is allocated to the Members, pro rata in accordance with their percentage Interest.

5.2. **Distribution of Available Cash.** Periodically, but not less frequently than at the end of each calendar quarter, the Available Cash of the Company, if any, may, at the sole discretion of the Com[any, be distributed to the Members, pro rata in accordance with their Percentage Interest. For any calendar quarter, Available Cash of the Company need not be distributed to the extent that the cash is required for a reasonable working capital reserve for the Company, the amount of reasonable working capital reserve to be determined by the Members.

5.3 **Allocations of Income and Loss and Distributions in Respect of Interests Transferred.**

(a) If any Interest in the Company is transferred, or is increased or decreased by reason of the admission of a new Member or otherwise, during any fiscal year of the Company, each item of income, gain, loss, deduction, or credit of the Company for the fiscal year must be assigned pro rata to each day in the particular period of the fiscal year to which such item is attributable (i.e., the day on or during which it is accrued or otherwise inccurred) and the amount of each item so assigned to any day is allocated to the Member based on his or her respective Interest in the Company at the close of the day. For the purpose of accounting convenience and simplicity, the Company may treat a transfer of, or an increase or decrease in, an Interest in the Company which occurs at any time during a semimonthly period (commencing with the semimonthly period including the date hereof) as having been consummated on the first day of the semimonthly period, regardless of when during the semimonthly period the transfer, increase, or decrease actually occurs (i.e., sales and dispositions made during the first 15 days of any month are deemed to have been made on the 16th day of the month).

(b) Distributions of Company assets in respect of an Interest in the Company is made only to the Members who, according to the books and records of the Company, are the holders of record of the Interests in respect of which the distribution are made on the actual date of distribution. Neither the Company nor any Member incurs any liability for making distributions in accordance with the provisions of the preceding sentence, whether or not the Company or the Member has knowledge or notice of any transfer or purported transfer of ownership of Interest in the Company, which has not been approved by unanimous vote of the Members. Notwithstanding any provision above to the contrary, gain or loss of the Company realized in connection with a sale or other disposition of any of the assets of the Company must be allocated solely to the parties owning Interests in the Company as of the date the sale or other disposition occurs.

ARTICLE VI

CHANGES IN MEMBERS

6.1. **Death, Dissolutions, Retirement or Bankruptcy of Member.**

(a) The death, retirement, resignation, bankruptcy or dissolution of a Member, or the expiration of the period for the duration of the Company, or the occurrence of any other event which terminates the continued membership of a Member in the Company (a "Dissolution Event"), dissolves the Company unless a majority in interest of the remaining Member(s) consent to the continuation of the business of the Company ("Member Consent").

6.2. **Transfer and Assignment of Member's Interest.** No Member may assign, convey, sell, encumber or in any way alienate all or any part of his or her Interest in the Company as a Member without the prior written consent of majority in interest of the other Members, which consent may be given or withheld, conditioned or delayed (as allowed by these Regulations or the TBOC), as the remaining Members may determine in their sole discretion.

6.3 **Substitute Members.** A transferee may become a substitute Member if (i) the requirements of Section 6.2 are met, (ii) the person executes an instrument satisfactory to the remaining Members accepting and adopting the terms and provisions of these Regulations, and (iii) the person pays all reasonable expenses in connection with his or her admission as a remaining Member.

6.4 **Effect of Transfer.** Any permitted transfer of all or any portion of a Member's Interest in the Company takes effect on the first day of the month following receipt by the Members or written notice of transfer. Any transferee of an Interest in the Company takes subject to the restrictions on transfer imposed by these Regulations and the TBOC.

6.5 **Termination of Membership; Repurchase by the Company.** At any point in time, upon the affirmative vote of a majority in interest of the unaffected Members, any Member's Membership Interests can be repurchased by the Company. The repurchase price for the effected Membership Interests shall be the current valuation of Membership Interests as determined in the most recent annual Member's meeting.

ARTICLE VII

DISSOLUTION

7.1. **Dissolution of the Company.**

(a) The Company is dissolved, its assets are disposed of, and its affairs wound up on the first of the following to occur:

(i) A determination by Members owning more than 50 percent of the interests in the Company that the Company should be dissolved;

(ii) A Dissolution Event, and the Company's or remaining Members' failure to purchase the Interest of the Former Member as provided in Section 6.1;

(iii) The expiration of the Company term as stated In its Articles; or

(iv) At any earlier time as provided by applicable law.

(b) In setting accounts of the Company after dissolution, the liabilities of the Company must be paid in the following order, all as required by the Act:

(i) Liabilities to creditors, in the order of priority as provided by law, except those to Members of the Company on account of their contributions;

(ii) Liabilities to Members of the Company in respect to their share of the profits and other compensation by way of income on their contributions; and

(iii) Liabilities to Members of the Company in respect of their contribution to capital.

ARTICLE VIII

INDEMNIFICATION

8.1 **Indemnification of Members.**

(a) To the greatest extent not inconsistent with the laws and public policies of Texas, the Company indemnifies, as a matter of right, any Member (any Member who is a person, and any responsible officer, partner, shareholder, director, or manager of the Member which is an entity, referred to as the "Indemnified Individual") made a party to any proceeding because he or she is or was a Member, against all liability incurred by the individual in connection with any proceeding; provided that it is determined in the specific case according to subsection (d) of this Section, that indemnification of the individual is permissible in the circumstances because the individual has met the standard of conduct for indemnification set forth in subsection (c) of this Section. The Company will pay for or reimburse the reasonable expenses incurred by a Member in connection with any such proceeding in advance of final disposition thereof if (i) the individual furnishes the Company a written affirmation of the individual's good faith belief that he or she has met the standard of conduct for indemnification described in subsection (c) of this Section, (ii) the individual furnishes the Company a written undertaking, executed personally or on that individual's behalf, to repay the advance if it is ultimately determined that the individual did not meet the standard of conduct, and (iii) a determination is made in accordance with subsection (d)that based on facts then known to those making the determination, indemnification would not be precluded un this Section. The undertaking described in subsection (a)(ii), above, must be a general obligation of the individual, subject to the reasonable limitations as the Company may permit, but need not be secured and may be accepted without reference to financial ability to make repayment. The Company must indemnify a Member who is wholly successful, on the merits or otherwise, in the defense of any such proceeding, as a

matter of right, against reasonable expenses incurred by the individual in connection with the proceeding without the requirement of a determination as set forth in subsection (c) of this Section. On demand by a Member for indemnification or advancement of expenses, the Company must expeditiously determine whether the Member is entitled to indemnification in accordance with this Section. The indemnification and advancement of expenses provided for under this Section is applicable to any proceeding arising from acts or omissions occurring before or after the adoption of this Section.

(b) The Company may, but need not, indemnify and individual who is or was an employee or agent of the Company to the same extent as if the individual were a Member.

(c) Indemnification of an individual is permissible under these Regulations only if this individual (i) conducted himself or herself in good faith, (ii) reasonably believed that his or her conduct was in or at least not opposed to the Company's best interest; (iii) in the case of any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful; and (iv) the individual is not adjudged in any such proceeding to the be liable for negligence or misconduct in the performance of duty. The termination of a proceeding by judgment, order, settlement, conviction or on a plea of nolo contendere or its equivalent is not, of itself, determinative that the individual did not meet the standard of conduct described in this subsection (c).

(d) The determination whether indemnification or advancement of expenses is permissible must be made in anyone of the following manners:

(i) By a majority vote of the Members who are not parties to the proceeding; or

(ii) By special legal counsel selected by a majority note of the Members who are not parties to the proceeding.

(e) A Member of the Company who is a party to a proceeding may apply for indemnification from the Company to the court, if any, that is conduction the proceeding or to another court of competent jurisdiction.

(f) These regulations do not limit or preclude the exercise or exclude any right under the law, by contract or otherwise, relating to indemnification of or advancement of expenses to any individual who is or was a Member of the Company or

is or was serving at the Company's request as a director, officer, partner, manager, trustee, employee, or agent of another foreign or domestic company, partnership, association, limited liability company, corporation, joint venture, trust, employee benefit plan, or other enterprise, whether for profit or not. Nothing contained in these Regulations limits the ability of the Company to otherwise indemnify or advance expenses to any individual. The intent of the parties making these Regulations is to provide indemnification to Members to the fullest extent now or hereafter permitted by the law consistent with the terms and conditions of this Section. Indemnification is provided in accordance with this, without regard to the nature of the legal or equitable theory on which a claim is made including, without limitation, negligence, breach of duty, mismanagement, waster, breach of contract, breach of warranty, strict liability, violation of federal or state securities law, violation of federal or state securities law, violation of the Employee Retirement Income Security Act of 1974, as amended, or violation of any other state or federal law.

(g) For purposes of this Section, the following apply:

(i) The term "expenses" includes all direct and indirect costs (including, without limitation, counsel fees, retainers, court costs, transcripts, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees and all other disbursements or out-of-pocket expenses) actually incurred in connection with the investigation, defense, settlement or appeal of a proceeding or establishing or enforcing a right to indemnification under this Section, applicable law or otherwise.

(ii) The term "liability" means the obligation to pay a judgment, settlement, penalty, fine, excise tax (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses incurred with respect to a proceeding.

(iii) The term "party" includes an individual who was or is threatened to be made a named defendant or respondent in a proceeding.

(iv) The term "proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

(v) The Company may purchase and maintain insurance for its benefit, the benefit of any individual who is entitled to indemnification under this section, or both, against any liability asserted against or incurred by the individual in any capacity or arising out of the individual's service with the Company, whether or not the Company would have the power to indemnify the individual against liability.

ARTICLE IX

MISCELLANEOUS

9.1 **Complete Agreement.** These Regulations and the Articles constitute the complete and exclusive statement of agreement among the Members with respect to the subject matter described. These Regulations and the Articles replace and supersede all prior agreements by and among the Members or any of them. The Regulations and the Articles supersede all prior written and oral statements and no representation, statement, or condition or warranty not contained in these Regulations or the Articles is binding on the Members or has any force or effect whatsoever.

9.2 **Governing Law.** These Regulations and the rights of the parties hereunder are governed by, interpreted, and enforced in accordance with the laws of the State of Texas.

9.3 **Binding Effect.** Subject to the provisions of these Regulations relating to transferability, these Regulations are binding on and inure to the benefit of the Members, and their respective distributes, successors, and assigns.

9.4 **Severability.** If any provision of the Regulations is held to be illegal, invalid, or unenforceable under the present or future laws, these Regulations shall be construed and enforced as if the illegal, invalid, or unenforceable provision had never comprised part of these Regulations; and the remaining provisions of these Regulations will remain in full force and effect and will not e affected by the illegal, invalid, or unenforceable provision, and there will be added automatically as part of these Regulations a provision as similar in terms to the illegal, invalid, or unenforceable provision as may be possible and be legal, valid and enforceable.

9.5 **Additional Documents and Acts.** Each Member agrees to execute and deliver additional documents and instruments and to perform all acts necessary or appropriate to effectuate, carry out and perfom all of the terms, provisions, and conditions of these Regulations and the transactions contemplated hereby.

9.6. **No Third Party Beneficiary.** These Regulations are made solely and specifically among and for the benefit of the parties hereto, and their respective successors and assigns subject to the express provisions hereof relating to successors and assigns, and no other person has or will have any rights interest, or claims hereunder or be entitled to any benefits under or on account of these Regulations as a third party beneficiary or otherwise.

9.7. **Notices.** Any notice to be give or to be served on the Company or any Member, manager, or officer in connection with these Regulations must be in writing and is deemed to have been given and received when delivered to the address specified by the party to receive the notice. Notices must be given to a Member at the last address furnished by the Member to the Company. Any Member or the Company may, at any time, designate any other address in substitution of the previous address given for notices to such Member or the Company.

9.8. **Amendments.** All amendments to these Regulations must be in writing and approved by the vote of a majority in interest of the Members.

9.9. **Title to Company Property.** Legal title to all property of the Company must be held and conveyed in the name of the Company.

9.10. **Reliance on Authority of Person Signing Regulation.** In the event that a Members is not a natural person, neither the Company nor any Member will (a) be required to determine the authority of the individual signing these Regulations to make any commitment or undertaking on behalf of the entity or to determine any fat or circumstance bearing on the existence of the authority of the individual or (b) be required to see to the application or distribution of proceeds paid or credited to individuals signing these Regulations on behalf of the entity,

These Amended and Restated Regulations are executed and effective on 15 day of May 2013.

Dana Pool, Member

Perry D. Wilson, Member

Gerald Jones, Member

Diane Wilson, Member

EXHIBIT A

Member Name and Address	Percentage of Ownership
Dana Pool 658 County Road 1334 Pittsburg, TX 75686	45%
Perry D & Diane Wilson 3603 Canyon Oaks Dr. Carrollton, TX 75007-2780	40%
Gerald Jones 1204 . Bradford St. Gilmer, TX 75644-3110	15%

FIRST AMENDMENT TO THE AMENDED AND RESTATED REGULATIONS OF
LOS PINOS RANCH VINEYARDS, LLC

This First Amendment (the "**Amendment**") to the Amended and Restated Regulations (the "Regulations") of LOS PINOS RANCH VINEYARDS, LLC (the "**Company**") is made effective and entered into as February 28, 2018 by and among the Members (as defined in the Regulations). Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Regulations.

RECITALS

WHEREAS, pursuant to Section 9.8 of the Regulations and unless otherwise indicated below, amendments to the Regulations must be approved by at least a majority in interest of the Members;

WHERAS, the Members wish to amend the Regulations to provide for the designation of Series A Preferred Membership Interests;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and in the Regulations, and in consideration of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree to amend the Regulations as follows:

1. Definitions. The section of the Regulations titled "Definitions" is hereby revised by adding the following additional definitions:

"**Common Membership Interests**" in the Company means the ownership interests of the Members existing and outstanding as of the date hereof and listed on Schedule A hereto, in the aggregate of 5,000,000 Units.

"**Member**" in the Company means a Person who has purchased an Interest in the Company at any particular time.

"**Series A Preferred Conversion Price**" shall have the meaning set forth in the Series A Designation.

"**Series A Preferred Issue Price**" shall mean the price at which each Unit of Series A Preferred Membership Interest is issued, which shall be $1.00 (subject to equitable adjustment in the event of any unit or stock splits, dividends, reverse splits, recapitalizations or other similar events).

"**Series A Preferred Membership Interests**" in the Company means the ownership interests as designated in new Section 2.12 of the Regulations and set forth in Exhibit A hereto.

2. Section 2.8 Revision. Section 2.8, Addition of Additional Members, of the Regulations is hereby amended to clarify that the terms of admission of new members to the Company need only be approved by a majority in interest of the Members and need not be approved by all of the Members.

3. New Section 2.12. A new Section 2.12 is added to the Regulations to read in full as follows:

2.12 Series A Preferred Membership Interests. The Company hereby designates a new Series of Membership Interests. This new Series shall be designated as "Series A Preferred Membership Interests." The rights and obligations of the Series A Preferred

Membership Interests shall be as set forth on the Series A Preferred Membership Interest Designation (the "**Series A Designation**") attached hereto as Exhibit A.

4. Entire Agreement. The Regulations and this Amendment set forth the entire understanding and agreement of the parties hereto and supersede any and all other understandings, term sheets, negotiations or agreements between the parties hereto relating to the subject matter of this Amendment. In the event of any conflict between a provision of this Amendment and a provision of the Regulations the relevant provision of this Amendment shall be deemed to control and shall supersede the conflicting provision of the Regulations.

5. Governing Law. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY, THE LAWS OF THE STATE OF TEXAS WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES WHICH WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

6. Severability. In the event that any one or more of the provisions contained in this Amendment shall for any reason be held to be invalid, illegal or unenforceable, the same shall not affect any other provision of this Amendment, but this Amendment shall be construed in a manner which, as nearly as possible, reflects the original intent of the parties.

7. Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute a single agreement.

8. Full Force and Effect of Regulations. The Regulations, as modified by this Amendment, and as this Amendment is made a part thereof, shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

MEMBERS:

____
Dana Pool

____
David G. Jones

____
Perry Wilson

____
Diane Wilson

____
Enam Chowdhury

____
David Neeley

____
Andrea Taylor

____
Matthew Lipton

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

MEMBERS:

____
Dana Pool

____
David G. Jones

____
Perry Wilson

____
Diane Wilson

____
Enam Chowdhury

____
David Neeley

____
Andrea Taylor

____
Matthew Lipton

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

MEMBERS:

____
Dana Pool

____
David G. Jones

____
Perry Wilson

____
Diane Wilson

____
Enam Chowdhury

____
David Neeley

____
Andrea Taylor

____
Matthew Lipton

Schedule A

Members Holding Units of Common Membership Interests

Owner Name	Ownership %	Units Owned
Dana Pool	32.48	1624000
David Jones	14.54	727000
Perry Wilson	16.29	814500
Diane Wilson	16.29	814500
David Neeley	12	600000
Enam Chowdhury	4.4	220000
Andrea Taylor	2	100000
Matthew Lipton	2	100000
Total Units	**100**	**5000000**

Exhibit A

Series A Preferred Membership Interests Designation

Exhibit A
to the
First Amendment to the Amended and Restated Regulations of
Los Pinos Ranch Vineyards, LLC

DESIGNATION OF SERIES A PREFERRED MEMBERSHIP INTERESTS

Units of Preferred Membership Interest may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Executive Managers of the Company or, to the extent permitted by the TBOC, any committee thereof established by resolution of the Executive Managers pursuant to the Amended and Restated Regulations of the Company (the "**Regulations**") prior to the issuance of any Membership Interest therein. Each such class or series of Preferred Membership Interest shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Membership Interest as may be adopted from time to time by the Executive Managers prior to the issuance of any Membership Interest thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Texas.

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Series A Preferred Membership Interests. Unless otherwise indicated, references to "Sections" in this Designation under Article 2.12 refer to sections of this Designation.

1. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1 Payments to Holders of Preferred Membership Interest. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Membership Interests by reason of their ownership thereof, the holders of Units of Series A Preferred Membership Interest then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its Membership Interest holders, an amount per share equal to the Original Issue Price (as defined below) for such Unit of Series A Preferred Membership Interest, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Company, the funds and assets available for distribution to the Membership Interest holders of the Company shall be insufficient to pay the holders of Units of Series A Preferred Membership Interest the full amount to which they are entitled under this Section 1.1, the holders of Units of Series A Preferred Membership Interest shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the Units of Series A Preferred Membership Interest held by them upon such distribution if all amounts payable on or with respect to such Units were paid in full. The "**Original Issue Price**" shall mean $1.00 per Unit for the Series A Preferred Membership Interests (subject

to proportional adjustments for Unit dividends, splits, reclassifications, combinations or similar transactions).

1.2 Payments to Holders of Common Membership Interests. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Company, after the payment of all preferential amounts required to be paid to the holders of Units of Preferred Membership Interest as provided in Section 1.1, the remaining funds and assets available for distribution to the Membership Interest holders of the Company shall be distributed among the holders of Units of Common Membership Interest, pro rata based on the number of Units of Common Membership Interest held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding Preferred Membership Interests (voting as a single class on an as-converted basis), the "**Requisite Holders**", elect otherwise by written notice sent to the Company at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Company is a constituent party or (ii) a subsidiary of the Company is a constituent party and the Company issues Membership Interests pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the Membership Interests of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all Units of Membership Interest issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of all Series of Preferred Membership Interests of the Company which, pursuant to the terms thereof, are convertible to Common Membership Interests outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding Membership Interest are converted or exchanged; or

(b) the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or, if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company, except where such sale, lease, transfer or other disposition is to the Company or one or more wholly owned subsidiaries of the Company.

1.3.2 Allocation of Escrow. In the event of a Deemed Liquidation Event pursuant to Section 1.3.1(a)(i), if any portion of the consideration payable to the Membership Interest holders of the Company is placed into escrow, the definitive agreement for such transaction shall provide that the portion of such consideration that is placed in escrow shall be allocated among the holders of capital Membership Interests of the Company according to the preferences and order of payment set forth in Sections 1.1 and 1.2 above.

1.3.3 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of Membership Interest of the Company upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Company or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Executive Managers of the Company.

2. **Voting.**

2.1 The Series A Preferred Membership Interests shall be voting in accordance with their Membership Interest percentage.

2.2 Each purchaser of Series A Preferred Membership Interests appoints Democracy VC Partners LLC as the sole and exclusive attorney and proxy of Interest holder, with full power of substitution and resubstitution, to vote and exercise all rights (to the fullest extent that Interest Holder is entitled to do so) with respect to all of the Units of Series A Membership Interest of the Company.

2.3 The Series A Preferred Membership Interests vote together with the Common Membership Interests on all matters on an as-converted basis.

3. **Preferred Return.**

3.1 Holders of Series A Preferred Membership Interests shall be entitled to receive annual dividends at a rate of three percent (3%) of the Original Issue Price paid for the Series A Membership Interests. On an annual basis, beginning in January 2019, at the sole discretion of the Executive Managers of the Company, such preferred return payments shall accrue and be made to the Series A Preferred Membership Interest holders. For any calendar year, the Company need not make preference payments to the extent that the cash is required for a reasonable working capital reserve for the Company, the amount of reasonable working capital reserve to be determined at the sole discretion of the Executive Managers of the Company.

4. **Conversion.**

4.1 Any holder of Units Series A Preferred Membership Interest shall have the right, at such holder's option, at any time and from time to time beginning on the 12-month anniversary of the date of issuance, to convert all or any portion of the Units of

Series A Preferred Membership Interest held by such holder into a that number of Units of Common Membership Interest equal to the Series A Preferred Issue Price divided by the Series A Preferred Conversion Price, by providing the Company with written notice of such conversion. The "**Series A Preferred Conversion Price**" shall initially be equal to the Series A Preferred Issue Price, and shall be subject to adjustment as provided in Section 4.2 below. A conversion of Units of Series A Preferred Membership Interest pursuant to this Section 4.1 shall be effective as of the close of business on the second business day after the Company's receipt of the conversion notice.

4.2 Adjustments to the Series A Preferred Conversion Price.

4.2.1 Adjustments for Subdivisions or Combinations of Common Membership Interests. After the date of issuance of the Series A Preferred Membership Interests, if the outstanding number of Common Membership Interests shall be subdivided (by split, dividend or otherwise) into a greater number of Common Membership Interests, the Series A Preferred Conversion Price in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. After the date of issuance of the Series A Preferred Membership Interests, if the outstanding number of Common Membership Interests shall be combined (by reclassification or otherwise) into a lesser number of Common Membership Interests, the Series A Preferred Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

4.2.2 Adjustments for Reclassification, Exchange and Substitution. If the Common Membership Interests issuable upon conversion of the Series A Preferred Membership Interests shall be changed into the same or a different number of securities, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination provided for above or a Deemed Liquidation Event subject to Section 3.2), then in any such event each holder of Units of Series A Preferred Membership Interest shall have the right thereafter to convert such Units into the kind and amount of units and other securities and property receivable upon such capital reorganization, reclassification or other transaction by a holder of the number of Units of Common Membership Interest into which such holder's Units of Series A Preferred Membership Interest could have been converted immediately prior to such recapitalization, reclassification or change

5. **Information and Participation Rights.**

5.1 Holders who invest no less than $50,000 of Units of Series A Preferred Membership Interests ("**Major Purchasers**") will have rights to receive the following information:

a. unaudited annual financial statements within 120 days following each year-end;
b. unaudited quarterly financial statements within 90 days following each quarter-end; and

c. unaudited monthly financial statements within 45 days of each month-end.

The information rights will terminate upon an initial public offering by the Company. Holders entitled to information rights pursuant to this provision shall be required to maintain the confidentiality of any and all information they received in connection with these information rights disclosures.

5.2 Major Purchasers, for so long as they hold that number of Units of Series A Preferred Membership Interests that would qualify them as Major Purchasers, also will have the right to participate on a pro rata basis in subsequent issuances of the Company's equity securities.

6. **Reservation of Rights.**

6.1 Except as expressly set forth above, Holders of Units of Series A Preferred Membership Interest shall not be entitled to any other rights in the Company including, but not limited to, cash flow distributions, and allocations of profits or income (or losses and deductions).

EXHIBIT E

Series A Preferred Membership Interests Term Sheet and Investment Agreement

TERMS FOR PRIVATE PLACEMENT OF SERIES A PREFERRED MEMBERSHIP INTERESTS OF LOS PINOS RANCH VINEYARDS, LLC

March ____, 2018

The following is a summary of the principal terms with respect to the proposed Series A Preferred Membership Interests financing of Los Pinos Ranch Vineyards, LLC, a Texas LLC (the "***Company***").

Offering Terms

Securities to Issue:	Units of Series A Preferred Membership Interests of the Company (the "***Units***").
Aggregate Proceeds:	Up to $1,070,000.00 in the aggregate.
Purchasers:	Accredited and non-accredited investors approved by the Company (the "***Purchasers***").
Price Per Unit:	$1.00 per Unit (the "***Original Issue Price***"), based on a pre-money valuation of $5 million.
Liquidation Preference:	One times the Original Issue Price plus declared but unpaid dividends on each Unit, balance of proceeds paid to Common. A merger, reorganization or similar transaction will be treated as a liquidation.
Conversion:	Convertible into one unit of Common (subject to proportional adjustments for unit splits, unit dividends and the like) at any time at the option of the holder.
Voting Rights:	Votes together with the Common Interests on all matters on an as-converted basis.
Documentation:	Documents will be identical to the Series A Preferred Membership Interests documents included as Exhibit A, except for the modifications set forth in this Term Sheet.
Financial Information:	Purchasers who have invested at least $50,000 ("***Major Purchasers***") will receive standard information rights.
Participation Right:	Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities.
Proxy Voting	The purchaser appoints Democracy VC Partners LLC as the sole and exclusive attorney and proxy of Interest Holder, with full power of substitution and resubstitution, to vote and exercise all rights (to the fullest extent that Interest Holder is entitled to do so) with respect to all of the units Series A Interests of the Company
Binding Terms:	For a period of thirty days, the Company shall not solicit offers from other parties for any financing. Without the consent of Purchasers, the Company shall not disclose these terms to anyone other than officers, directors, key service providers, and other potential Purchasers in this financing.

COMPANY:	**PURCHASERS:**
LOS PINOS RANCH VINEYARDS, LLC	
______________________________	______________________________
Name: __________________________	Name: __________________________
Title: __________________________	Title: __________________________
Date: __________________________	Date: __________________________

EXHIBIT A

SERIESA PREFERRED MEMBERSHIP INTERESTS INVESTMENT AGREEMENT

This Series A Preferred Membership Interests Investment Agreement (this "**Agreement**") is dated as of the Agreement Date and is between the Company, the Purchasers and the Major Purchasers.

The parties agree as follows:

1. **DEFINITIONS**. Capitalized terms used and not otherwise defined in this Agreement or the Exhibit and Schedules thereto have the meanings set forth herein and therein.

2. **INVESTMENT**. Subject to the terms and conditions of this Agreement, including the Agreement Terms set forth in Exhibit B, (i) each Purchaser shall purchase at the applicable Closing and the Company shall sell and issue to each Purchaser at such Closing that number of units of Series A Preferred Membership Interests set forth opposite such Purchaser's name on Schedule 1, at a price per unit equal to the Purchase Price and (ii) each Purchaser, the Company, and each Major Purchaser agrees to be bound by the obligations set forth in this Agreement and to grant to the other parties hereto the rights set forth in this Agreement.

3. **ENTIRE AGREEMENT**. This Agreement (including the Exhibits and Schedules hereto) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

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EXHIBIT A
DEFINITIONS

1. OVERVIEW DEFINITIONS.

"**Agreement Date**" means ____________________________.

"**Company**" means Los Pinos Ranch Vineyards, LLC.

"**Governing Law**" means the laws of the state of Texas.

"**Dispute Resolution Jurisdiction**" means the federal or state courts located in Texas.

"**State of Formation**" means Texas.

2. TERM SHEET DEFINITIONS.

"**Major Purchaser Dollar Threshold**" means $50,000.00.

"**Purchase Price**" means $1.00 per unit (subject to any discounts applicable where all or a portion of such Purchase Price is being paid by cancellation of indebtedness of the Company to such Purchaser).

"**Total Series A Investment Amount**" means up to $1,070,000.00.

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SCHEDULE 1
SCHEDULE OF PURCHASERS & KEY HOLDERS

PURCHASERS:

Name, Address and E-Mail of Purchaser	Series A Interests Units Purchased	Indebtedness Cancellation	Cash Payment	Total Purchase Amount

KEY HOLDERS:

Name, Address and E-Mail of Key Holder	*Units of Series A Preferred Interests Held*

EXHIBIT B

AGREEMENT TERMS

1. **PURCHASE AND SALE OF SERIES A INTERESTS**.

1.1 Sale and Issuance of Series A Interests.

1.1.1 Subject to the terms and conditions of this Agreement, each investor listed as a "Purchaser" on Schedule 1 (each, a "**Purchaser**") shall purchase at the applicable Closing and the Company agrees to sell and issue to each Purchaser at such Closing that number of units of Series A Preferred Membership Interests of the Company ("**Series A Interests**") set forth opposite such Purchaser's name on Schedule 1, at a purchase price per unit equal to the Purchase Price.

1.2 Closing; Delivery.

1.2.1 The initial purchase and sale of the units of Series A Interests hereunder shall take place remotely via the exchange of documents and signatures on the Agreement Date or the subsequent date on which one or more Purchasers execute counterpart signature pages to this Agreement and deliver the Purchase Price to the Company (which date is referred to herein as the "**Initial Closing**").

1.2.2 At any time and from time to time during the ninety (90) day period immediately following the Initial Closing (the "**Additional Closing Period**"), the Company may, at one or more additional closings (each an "**Additional Closing**" and together with the Initial Closing, each, a "**Closing**"), without obtaining the signature, consent or permission of any of the Purchasers in the Initial Closing or any prior Additional Closing, offer and sell to other investors (the "**New Purchasers**"), at a per unit purchase price equal to the Purchase Price, up to that number of units of Series A Interests that is equal to that number of units of Series A Interests equal to the quotient of (x) Total Series A Investment Amount divided by (y) the Purchase Price, rounded up to the next whole unit (the "**Total Units Authorized for Sale**") less the number of units of Series A Interests actually issued and sold by the Company at the Initial Closing and any prior Additional Closings. New Purchasers may include persons or entities who are already Purchasers under this Agreement. The Company and each of the New Purchasers purchasing units of Series A Interests at each Additional Closing will execute counterpart signature pages to this Agreement and each New Purchaser will, upon delivery by such New Purchaser and acceptance by the Company of such New Purchaser's signature page and delivery of the Purchase Price by such New Purchaser to the Company, become a party to, and bound by, this Agreement to the same extent as if such New Purchaser had been a Purchaser at the Initial Closing and each such New Purchaser shall be deemed to be a Purchaser for all purposes under this Agreement as of the date of the applicable Additional Closing.

1.2.3 Promptly following each Closing, if required by the Company's governing documents, the Company shall deliver to each Purchaser participating in such Closing a certificate representing the units of Series A Interests being purchased by such Purchaser at such Closing against payment of the Purchase Price therefor by check payable to the Company, by wire transfer to a bank account designated by the Company, by cancellation or conversion of indebtedness of the Company to Purchaser or by any combination of such methods.

2. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. The Company hereby represents and warrants to each Purchaser that the following representations are true and complete as of the date of the Agreement Date, except as otherwise indicated.

2.1 Organization, Good Standing, Corporate Power and Qualification. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Formation and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement. The Company is duly qualified to transact business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the failure to so qualify or be in good standing would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Company.

2.2 Capitalization.

2.2.1 The authorized capital of the Company consists, immediately prior to the Agreement Date (unless otherwise noted), of the following:

(a) The voting common membership interests of the Company Issued and Outstanding Pre-Money are issued and outstanding as of immediately prior to the Agreement Date.

(b) The units of the interests of the Company (the "**Interests**"), all of which are designated as Series A Interests, none of which are issued and outstanding immediately prior to the Agreement Date.

2.2.2 The Key Holders set forth in Schedule 1 (each a "**Key Holder**") hold that number of units of Voting Common Membership Interests set forth opposite each such Key Holder's name in Section 2.2.2 of the Disclosure Schedule (such units, the "**Key Holders' Units**"). Except as specified in Section 2.2.2 of the Disclosure Schedule, the Key Holders do not own or have any other rights to any other securities of the Company.

2.3 Subsidiaries. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

2.4 Authorization. All corporate action has been taken, or will be taken prior to the applicable Closing, on the part of the Board and Interest Holders that is necessary for the authorization, execution and delivery of this Agreement by the Company and the performance by the Company of the obligations to be performed by the Company as of the date hereof under this Agreement. This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.5 Valid Issuance of Units. The units of Series A Interests, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part on the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to filings pursuant to Regulation D of the Securities Act of 1933, as amended (the "**Securities Act**"), and applicable state securities laws, the offer,

sale and issuance of the units of Series A Interests to be issued pursuant to and in conformity with the terms of this Agreement.

2.6 **Litigation**. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body or, to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

2.7 **Intellectual Property**. The Company owns or possesses sufficient legal rights to all Intellectual Property (as defined below) that is necessary to the conduct of the Company's business as now conducted and as presently proposed to be conducted (the "**Company Intellectual Property**") without any violation or infringement (or in the case of third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications, without any violation or infringement known to the Company) of the rights of others. No product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any rights to any patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes (collectively, "**Intellectual Property**") of any other party, except that with respect to third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications the foregoing representation is made to the Company's knowledge only. Other than with respect to commercially available software products under standard end-user object code license agreements, there is no outstanding option, license, agreement, claim, encumbrance or shared ownership interest of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the Intellectual Property of any other person. The Company has not received any written communications alleging that the Company has violated or, by conducting its business, would violate any of the Intellectual Property of any other person.

2.8 **Employee and Consultant Matters**. To the Company's knowledge, none of its employees is obligated under any judgment, decree, contract, covenant or agreement that would materially interfere with such employee's ability to promote the interest of the Company or that would interfere with such employee's ability to promote the interests of the Company or that would conflict with the Company's business.

2.9 **Compliance with Other Instruments**. The Company is not in violation or default (a) of any provisions of the organizational documents of the Company, (b) of any judgment, order, writ or decree of any court or governmental entity, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order to which it is a party that is required to be listed on the Disclosure Schedule, or, (d) to its knowledge, of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.10 **Agreements**. Except for this Agreement, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party that involve (a) the license of any Intellectual Property to or from the Company other than licenses with

respect to commercially available software products under standard end-user object code license agreements or standard customer terms of service and privacy policies for Internet sites, (b) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other person, or that limit the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products, or (c) indemnification by the Company with respect to infringements of proprietary rights other than standard customer or channel agreements (each, a "**Material Agreement**"). The Company is not in material breach of any Material Agreement. Each Material Agreement is in full force and effect and is enforceable by the Company in accordance with its respective terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) the effect of rules of law governing the availability of equitable remedies.

3. REPRESENTATIONS AND WARRANTIES AND COVENANTS OF THE PURCHASERS. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, as follows.

3.1 Authorization. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute a valid and legally binding obligation of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.2 Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the units of Series A Interests to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the units of Series A Interests. The Purchaser has not been formed for the specific purpose of acquiring the units of Series A Interests.

3.3 Disclosure of Information. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the units of Series A Interests with the Company's management. Nothing in this Section 3, including the foregoing sentence, limits or modifies the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchasers to rely thereon.

3.4 Restricted Securities. The Purchaser understands that the units of Series A Interests have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the units of Series A Interests are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the units of Series A Interests indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the units of Series A Interests, or the Common Interests into

which it may be converted, for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the units of Series A Interests, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5 **No Public Market**. The Purchaser understands that no public market now exists for the units of Series A Interests, and that the Company has made no assurances that a public market will ever exist for the units of Series A Interests.

3.6 **Legends**. The Purchaser understands that the units of Series A Interests and any securities issued in respect of or exchange for the units of Series A Interests, may bear any one or more of the following legends: (a) any legend set forth in, or required by, this Agreement; (b) any legend required by the securities laws of any state to the extent such laws are applicable to the units of Series A Interests represented by the certificate so legended; and (c) the following legend:

> "THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED."

3.7 **Exculpation Among Purchasers**. The Purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the units of Series A Interests.

3.8 **Residence**. If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser set forth on the signature page hereto and/or on Schedule 1; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on the signature page hereto and/or on Schedule 1. In the event that the Purchaser is not a resident of the United States, such Purchaser hereby agrees to make such additional representations and warranties relating to such Purchaser's status as a non-United States resident as reasonably may be requested by the Company and to execute and deliver such documents or agreements as reasonably may be requested by the Company relating thereto as a condition to the purchase and sale of any units of Series A Interests by such Purchaser.

3.9 **Grant of Proxy to Democracy VC Partners LLC.** The undersigned stockholder, and any successors or assigns of the undersigned (the "Grantor") (to the fullest extent permitted by applicable law) appoints Democracy VC Partners LLC (such person, the "Proxy"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Grantor, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Grantor is entitled to do so) with respect to all of the Series A Interests of the Company that now are or hereafter may be beneficially owned by Grantor, and any and all other securities of the Company issued

or issuable in respect thereof on or after the date hereof (collectively, the "Proxy Interests") in accordance with the terms of this Section 3.8. The Proxy Interests beneficially owned by Grantor as of the date hereof constitute the securities being acquired under this Agreement. Upon Grantor's execution of this Agreement, any and all prior proxies (other than the proxy granted in this Section 3.8) given by Grantor with respect to the Proxy Interests are hereby revoked and Grantor agrees not to grant any subsequent proxies with respect to the Proxy Interests or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Agreement as long as the Proxy Interests are outstanding. The proxy granted under this Section 3.8 is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to this Agreement. The attorney and proxy named above is hereby authorized and empowered by Proxy, at any time, to act as Grantor's attorney and proxy to vote the Proxy Interests, and to exercise all voting and other rights of Grantor with respect to the Proxy Interests (including, without limitation, the power to execute and deliver written consents pursuant to Texas law and the right to consent to any actions constituting protective provisions or other veto rights in the Company's certificate of formation or elsewhere), at every annual, special or adjourned meeting of the equityholders of the Company and in every written consent in lieu of such meeting. All authority herein conferred shall survive the death or incapacity of Grantor and any obligation of Grantor hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Grantor. The proxy granted in this Section 3.8 is coupled with an interest as aforesaid and is irrevocable. This irrevocable proxy may not be amended or otherwise modified without the prior written consent of the Stockholder and the Proxy.

4. COVENANTS OF THE COMPANY.

4.1 Information Rights.

4.1.1 Basic Financial Information. The Company shall furnish to each Purchaser holding that number of units equal to or in excess of the quotient determined by dividing (x) the Major Purchaser Dollar Threshold by (y) the Purchase Price, rounded up to the next whole unit (a "**Major Purchaser**") and any entity that requires such information pursuant to its organizational documents when available annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

4.1.2 Confidentiality. Anything in this Agreement to the contrary notwithstanding, no Purchaser by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights of any Purchaser whom the Company reasonably determines to be a competitor or an officer, employee, director, or holder of ten percent (10%) or more of a competitor. Each Purchaser shall keep confidential and shall not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Purchaser's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Purchaser's investment in the Company.

5. GENERAL PROVISIONS.

5.1 **Successors and Assigns**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties to this Agreement or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No Interest Holder may transfer Units unless each transferee agrees to be bound by the terms of this Agreement.

5.2 **Governing Law**. This Agreement is governed by the Governing Law, regardless of the laws that might otherwise govern under applicable principles of choice of law.

5.3 **Counterparts; Facsimile or Electronic Signature**. This Agreement may be executed and delivered by facsimile or electronic signature and in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

5.4 **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. References to sections or subsections within this set of Agreement Terms shall be deemed to be references to the sections of this set of Agreement Terms contained in Exhibit B to the Agreement, unless otherwise specifically stated herein.

5.5 **Notices**. All notices and other communications given or made pursuant to this Agreement must be in writing and will be deemed to have been given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications must be sent to the respective parties at their address as set forth on the signature page or Schedule 1, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section 5.5.

5.6 **No Finder's Fees**. Each party severally represents to the other parties that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Purchaser shall indemnify, defend, and hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees, or representatives is responsible. The Company shall indemnify, defend, and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

5.7 **Attorneys' Fees**. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party will be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which the party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement; provided, however, that the Company shall, at the Closing, reimburse the fees and expenses of one counsel for Purchasers, for a flat fee equal to the Purchaser Counsel Reimbursement Amount.

5.8 **Amendments and Waivers**. Except as specified in Section 1.2.2, any term of this Agreement may be amended, terminated or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Purchasers holding a majority of the then-outstanding units of Series A Preferred Membership Interests.

5.9 **Severability**. The invalidity or unenforceability of any provision of this Agreement will in no way affect the validity or enforceability of any other provision.

5.10 **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, are cumulative and not alternative.

5.11 **Termination**. Unless terminated earlier pursuant to the terms of this Agreement, (x) the rights, duties and obligations under Sections 4, **Error! Reference source not found.** and **Error! Reference source not found.** will terminate immediately prior to the closing of the Company's initial public offering of Common Interests pursuant to an effective registration statement filed under the Securities Act, (y) notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) will terminate upon the closing of a Deemed Liquidation Event as defined in the Company's Restated Charter, as amended from time to time and (z) notwithstanding anything to the contrary herein, Section 1, Section 2, Section 3, Section 4.1.2 and this Section 5 will survive any termination of this Agreement.

5.12 **Dispute Resolution**. Each party (a) hereby irrevocably and unconditionally submits to the personal jurisdiction of the Dispute Resolution Jurisdiction for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement; (b) shall not commence any suit, action or other proceeding arising out of or based upon this Agreement except in the Dispute Resolution Jurisdiction; and (c) hereby waives, and shall not assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject to the personal jurisdiction of the Dispute Resolution Jurisdiction, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement, or the subject matter hereof and thereof may not be enforced in or by the Dispute Resolution Jurisdiction.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

<u>THE COMPANY</u>:

Name: ________________________________

By: ________________________________

Title: ________________________________

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

KEY HOLDERS:

Name:	______________________________	Name:	______________________________
By:	______________________________	By:	______________________________

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

PURCHASERS:

[FOR ENTITY INVESTOR USE FOLLOWING SIGNATURE BLOCK:]

Name: ______________________________

By: ______________________________

Title: ______________________________

[FOR INDIVIDUAL INVESTOR USE FOLLOWING SIGNATURE BLOCK:]

Name: ______________________________
[TYPE NAME ON LINE]

By: ______________________________
[SIGN HERE]

EXHIBIT D

IRREVOCABLE PROXY TO VOTE INTERESTS

OF

LOS PINOS RANCH VINEYARDS, LLC

The undersigned Interest Holder, and any successors or assigns ("Interest Holder"), of Los Pinos Ranch Vineyards, LLC, a Texas LLC (the "Company") hereby irrevocably (to the fullest extent permitted by applicable law) appoints Democracy VC Partners LLC (such person, the "Proxy"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Interest Holder, with full power of substitution and resubstitution, to exercise all rights (to the fullest extent that Interest Holder is entitled to do so) with respect to all of the units Series A Preferred Membership Interests of the Company that now are or hereafter may be beneficially owned by Interest Holder, and any and all other units or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Units") in accordance with the terms of this Irrevocable Proxy. The Units beneficially owned by Interest Holder as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon Interest Holder's execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given Interest Holder with respect to the Units are hereby revoked and Interest Holder agrees not to grant any subsequent proxies with respect to the Units or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy as long as the Units are outstanding.

This Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Series A Interests Investment Agreement dated as of even date herewith by and between Company and Interest Holder.

The attorney and proxy named above is hereby authorized and empowered by Interest Holder, at any time, to act as Interest Holder's attorney and proxy to vote the Units, and to exercise all voting and other rights of Interest Holder with respect to the Units at every annual, special or adjourned meeting of the Interest Holders of the Company and in every written consent in lieu of such meeting.

All authority herein conferred shall survive the death or incapacity of Interest Holder and any obligation of Interest Holder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Interest Holder.

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of Company.

Dated: ______________

____

(Signature of Interest Holder)

Units beneficially owned on the date hereof and/or to be owned following the Closing: ______________

EXHIBIT F

Pitch Deck

Los Pinos Ranch

VINEYARDS

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.


Los Pinos Ranch
VINEYARDS
wine, food, jazz, cottages, events
Pittsburg, TX
LosPinosRanchVineyards.com
Thu: 5-9pm
Fri & Sat: noon-11pm
Sun: noon-6pm

Los Pinos Ranch
V I N E Y A R D S

Los Pinos Ranch Vineyards is a destination winery located two hours east of Dallas. Founded in 2000, the 40-acre estate is nestled in the Piney Woods of East Texas and offers tastings, tours, a full restaurant, live jazz, and Tuscan cottages for overnight rental. A delightful selection of award-winning dry wines produced from our Texas High Plains vineyards and fun, whimsical sweet wines from our estate vineyards complement the picturesque setting and cuisine for those seeking a bit of escapism, wine, and romance. Our wines also are in wide retail distribution; currently, they are available in over 600 locations. We are growing rapidly and are seeking capital to support the increasing demand for our wines.

Los Pinos Ranch
VINEYARDS



Mount Pleasant
30
2 hours to Dallas
1+ hours to Texarkana
Pittsburg
FM 3384
271
4 miles South of Pittsburg
CR 1332
CR 1334
30 min. to Longview
Gilmer
300
Texarkana
Fort Worth
Dallas
20
Longview
Tyler
El Paso
Austin
Houston
San Antonio

658 County Road 1334
Pittsburg, TX 75686
903-855-1769

Please visit our website where you can find a retailer near you with our zip code locator, order our wines shipped to your door, join our wine club and view our latest calendar of events.
www.LosPinosRanchVineyards.com

The Vineyard

- We have approximately 13 acres of vines planted at our East Texas winery. These grapes are used to make many of our sweet wines.
  - There are two primary varietals on our property – Black Spanish and Blanc Du Bois.
- We also have contracts with grape growers in West Texas, which is where our dry wine grapes are grown.
  - Our West Texas varietals include Cabernet Sauvignon, Dolcetto, Montepulciano, and Sangiovese.



The Winery



- Sold over 10,000 cases of wine in 2017.
- We have the capacity to produce substantially more than this volume, with the addition of some equipment, tanks, and barrels.
- With this 2017 harvest, we processed approximately 175 tons of grapes.

The Wines

- We currently offer both sweet and dry wines.
- Our wines have won 196 national/international awards since 2014.
- Our wines are available at the winery, through our wine club, on Amazon, or at one of over 600 retail locations in multiple states. Our distributor is Republic National Distributing Company, one of the nation's largest distributors.


Los Pinos Ranch
Texican

Texican Dry Red Wine

The Restaurant



- The Fork and Spoon restaurant has enjoyed back-to-back top-ten finishes in USA Today's annual, nationwide reader poll for winery restaurants.*
- The restaurant seats about 180 people indoors and outdoors. We have additional capacity in our barrel room for overflow and/or for special events.
- We offer a seasonal menu and support local farmers/purveyors when possible. We also have a garden on the property. It is our goal to be farm to table.

Source: http://www.10best.com/awards/travel/best-winery-restaurant-2017/
http://www.10best.com/awards/travel/best-winery-restaurant-2016/



How we will scale

- With our distribution partner (Republic) servicing more than 20 states, there is ample opportunity to roll our wines out into markets beyond Texas.*
- We also are exploring distribution into more retail chains with Republic, both inside and outside of Texas. We also are continuing to expand our presence on restaurant wine lists.
- Proceeds from this fundraise will help us purchase equipment and supplies that will allow us to produce the wine we need to support this growth.
- We will continue to develop new wines/line extensions to keep our product offerings fresh and fun.
- We will continue to market and grow our wine club.
- We will explore acquisition options, considering other wineries, breweries, and distilleries.

Source: http://www.rndc-usa.com/locations

The Competition

- Clearly, there are a large number of wineries worldwide, and consumers have a wide array of options when it comes to wine purchases.
- Wine is a global product. More and more wines are being imported and new wine regions are being developed.
- There are five larger wineries in Texas, some of which are substantially larger, have more brand awareness, and/or more resources.
  - Llano Estacado Winery and Becker Vineyards are examples of two larger Texas winery competitors.

Competitive Advantages

- We have an extensive history and a reputation for making delicious and approachable wines.
- Since we have both dry and sweet wine, we have wines to please a wide range of customers.
- With 196 awards since 2014, we have a huge leg up on the marketing front.
- We place a huge emphasis on label and packaging design. Our labels set our product apart on store shelves, and the wine inside leads to repeat purchases.
- Our rapid growth has garnered us additional support from our distributor.


Vineyards
Los Pinos Ranch
All My X's

All My X's Sweet Red Table Wine

The Executive Team

- **Matthew Lipton, CEO:** With over 25 years of experience working with companies, individuals, and law firms, Matt has provided management expertise and oversight, business advice, and legal counsel to a wide array of companies, corporate managers, and investors. Through the course of his career, he has worked in law firms of all sizes and has founded and operated his own firm. Matt also has served in a wide range of roles on the corporate front, including CEO, COO, President, Vice President of Sales, Director, Board Chairman, corporate secretary, and General Counsel. Matt received his Juris Doctor from Southern Methodist University Dedman School of Law and a bachelor's degree from the Johns Hopkins University.

- **Dana Pool, CFO:** Dana is a native East Texan. She became part owner of Los Pinos in 2005. Dana comes from a background of entrepreneurship and management ranging from a chain of 26 convenience stores to a fine dining restaurant in the Longview area. Dana came on board at Los Pinos as Executive Chef and, although still heavily involved in the restaurant, is now our Chief Financial Officer. She is also very active in the Texas Wine Grape Growers Association as an Executive Board of Directors member and Region 2 Winery Director.

The Executive Team

- **Gerald Jones, Managing Partner and Director of Sales:** Gerald spent over 15 years devoted to a career in film, television, and advertising before he moved to East Texas and switched to the Texas wine industry. He partnered with Dana Pool in 2008 with a focus on sales/marketing. Gerald currently travels the state proudly promoting Los Pinos Ranch Vineyards to over 600 stores and countless festivals, events, and wine celebration. Gerald focuses on customer service and spreading the good word on Los Pinos Ranch Vineyards.

- **Stephen Hanson, Executive Chef:** Chef Stephen comes to Los Pinos with over 20 years of experience. Born and raised in Doylsetown, Pennsylvania, Stephen graduated from the Culinary Institute of America in Hyde Park, New York, and quickly set out to make his mark on the culinary world. Stephen has cooked in restaurants across the country in Washington, D.C., New York, New Orleans, Orlando, and, most recently, Dallas.

The Executive Team

- **Arnulfo Perez, Winemaker/Vineyard Manager:** Arnulfo comes to Los Pinos from San Luis Potosi in Cardenas, Mexico. He has spent over a decade in the vineyards cultivating some of the best grapes East Texas has to offer. Arnulfo's background in working with his hands tending to the vines brings a more natural, organic approach to Texas winemaking. His passion is making the best wines possible from the fruit with which we are blessed.

- **Lesa P. Jones, Managing Partner/Director of Marketing & Wine Club:** Lesa was born and raised in Gilmer, Texas. After earning her degree in marketing/management from Baylor University, Lesa began her professional career in Dallas. Her background is in Marketing and Event Planning where she traveled extensively, planning tradeshows and conferences across the U.S. She now serves as Los Pinos' Marketing & Wine Club Manager.

The Executive Team

- **Andrea Taylor, Managing Partner, Special Events/Front of House Manager:** Andrea has enjoyed a long career in hospitality, including planning events in the trade show space and co-owning her own special events venue. Andrea currently manages the front of house for our Fork and Spoon restaurant and plans and runs special events at the winery.

Los Pinos Ranch
VINEYARDS